June 22, 2009
Via Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mellissa Campbell Duru

Re:	Aspect Medical Systems, Inc. Schedule TO-I filed June 8, 2009 (File No. 5-59557) (the “Original TO”)
Dear Ms. Duru:
     We are writing on behalf of our client, Aspect Medical Systems, Inc. (“Aspect” or the “Company”). In response to the comments of the staff of the SEC (the “Staff”) set forth in the letter to me, dated June 16, 2009, from Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions (the “Letter”), and our subsequent conversation with Ms. Duru on June 18, 2009, we are supplementally providing herewith our proposed responses to such Letter. We have also enclosed the Company’s proposed Amendment No. 1 (the “Amendment”) to the Original TO. We intend to file both our response letter and the Amendment once we have an opportunity to review the proposed response and Amendment with the Staff.
     We have set forth below in italics each of the Staff’s comments set forth in the Letter and have keyed the Company’s responses to the heading and numbering of those comments. The responses are based, in part, on information provided to us by representatives of the Company.
Schedule TO-I
Exhibit 99(A)(1)(A): Offering Memorandum
Summary Term Sheet-Questions & Answers, page v
Who is eligible to participate..., page 2
1.	You disclose that you may exclude employees located outside of the United States, “if, for any reason, we believe that their participation would be inadvisable or impractical...” You also note that you “reserve the right to withdraw the exchange offer in any jurisdiction...” Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges, please explain in your response letter how the exclusion of employees in certain foreign jurisdictions is related to a compensatory purpose, or revise to include them in the offer.
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing   Berlin   Boston   Brussels   London   Los Angeles   New York   Oxford   Palo Alto   Waltham   Washington

Securities and Exchange Commission
June 22, 2009

The Company has determined that the offer will be made to each of its U.S. and non-U.S. holders of eligible options. As such, in response to the Staff’s comment, the Company has revised the following sections of the Offer to Purchase: introductory language, “Summary Term Sheet – Questions and Answers – Question 2”, “Section 1. Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer” and “Section 17. Miscellaneous”.

2.	Your current offer provides a broad range of possible exchange ratios, each of which will be determined based on the closing price of the company’s common stock on the expiration date of the offer. Accordingly, as currently structured optionholders who tender in your offer will not know the new exercise price and the reduced number of options they will receive in exchange until the close of business on the expiration date. Thus, it appears that optionholders will not have knowledge of certain material terms of the offer (i.e. the exact exchange ratio) until approximately an hour or less before the expiration time of the offer. It does not appear that this structure is consistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please revise your offer or advise.

In response to the Staff’s comment, the Company intends to revise the offer in order to provide additional disclosure about the material terms of the offer and to extend the offer from 5:00 p.m. to 11:59 p.m., Eastern time, on July 7, 2009 to allow Eligible Participants additional time following receipt of the actual exchange ratios to decide whether to tender or withdraw. On the basis of the discussion set forth below, Aspect respectfully requests that the Staff concur with its analysis that its revised disclosure, together with the extension of the offer until 11:59 p.m., will provide participants with adequate knowledge about the material terms of the offer such that the requirements of Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation MA have been met.

Because the factual and legal analysis of the adequacy of the revised offer is relevant to both the question of whether the type and amount of information to be offered has been included in the Schedule TO and also to the question of whether the structure gives participants sufficient time to consider whether to tender or withdraw after announcement of the material terms, the following response is intended to address Comment No. 2 and Comment No. 3 in the Letter. To that end, on the basis of the discussion set forth below we believe that the revisions that Aspect proposes to make to the offer will allow holders sufficient time to consider whether to tender or withdraw following the announcement of the exchange ratios for the offer. In this regard, and in response to the Staff’s comment no. 3 below, Aspect respectfully requests that the Staff not object to the pricing structure in Aspect’s stock option exchange program notwithstanding the requirements of Rule 13e-4(f)(2)(ii) and 14e-1(b).

Background. Aspect is a medical device company that develops and sells anesthesia monitoring systems. The Company currently has approximately 320 employees worldwide, of whom approximately 60% hold Eligible Options (as defined below). Aspect’s stock is traded on the Nasdaq Global Market.

Description of Option Exchange Program. In June 2009, Aspect’s stockholders approved the Company’s one time option exchange program (the “Option Exchange Program”). Pursuant to the

Securities and Exchange Commission
June 22, 2009

Option Exchange Program, eligible option holders are entitled to exchange their outstanding stock options with exercise prices equal to or greater than $15.00 per share (“Eligible Options”) for new options having an exercise price that is equal to the closing price of Aspect’s common stock as reported on the Nasdaq Global Market on the expiration date of the offer (“New Options”). The Option Exchange Program has been offered to all current employees that hold Eligible Options, excluding executive officers and directors (“Eligible Participants”). The number of shares underlying each New Option will be determined according to an exchange formula that is intended to provide Eligible Participants with New Options having an estimated fair value (calculated as of the expiration date) equal to the estimated fair value of their surrendered Eligible Options (calculated as of the expiration date). The Company will calculate the values of the surrendered Eligible Options and the New Options using a Black-Scholes option valuation model. The number of shares subject to each New Option will be determined by (a) calculating an exchange ratio equal to the value of a New Option divided by the value of an Eligible Option exchanged for that New Option, calculated as of the expiration date, and (b) dividing the number of shares subject to the Eligible Option by the applicable exchange ratio, adjusted, if necessary, to eliminate any fractional shares. The Black-Scholes option valuation model will take into account (i) the closing price of Aspect’s common stock on the Nasdaq Global Market on the expiration date, (ii) the exercise price of the option, (iii) the expected volatility of Aspect’s common stock over the projected life of the option, (iv) the estimated expected life of the option, (v) the risk-free interest rate over the projected life of the option, and (vi) the expected dividends on Aspect’s common stock.

Aspect estimates that if it receives and accepts tenders of all Eligible Options (a total of options to purchase approximately 1.14 million shares held by 197 offerees), it will grant New Options to purchase a total of approximately 255,000 shares of its common stock, or approximately 5.1% of the total shares of its common stock outstanding as of June 5, 2009.

Compensatory Purpose of Option Exchange Offer. Aspect has implemented this Option Exchange Program for compensatory purposes. Aspect relies on highly skilled, educated technical and managerial employees with industry-specific backgrounds to further its research and development programs, implement its strategic initiatives and grow its business. Competition for these types of employees in the medical devices industry is intense and many of Aspect’s peer companies use stock options as a means of attracting, motivating and retaining employees. Stock options constitute a key part of Aspect’s incentive and retention programs.

The 45 day trailing average closing price of Aspect’s common stock is $5.44 per share, which is 64% lower than the lowest price of the Eligible Options ($15 per share). As such, the Eligible Options are significantly “underwater.” Aspect believes that underwater options undermine the effectiveness of options as employee performance and retention incentives. By cancelling significantly underwater options held by current employees and replacing them with new options having exercises prices that are equal to the Company’s current trading price, Aspect expects that the Option Exchange Program has the potential to provide to participants more attractive total compensation packages and enhance long-term stockholder value by restoring competitive incentives to Eligible Participants so they are further motivated to complete and deliver the important strategic and operational initiatives of the Company.

Securities and Exchange Commission
June 22, 2009

Rationale for Structure of Option Exchange Program. The Option Exchange Program has been structured as a value-for-value exchange in which the exercise price of the New Options and the number of shares underlying the New Options are determined on the expiration date of the offer in order to avoid adverse tax consequences for the Eligible Participants and the Company and adverse accounting consequences for the Company. The Company believes that this structure best achieves its compensatory objectives and is in the best interest of its stockholders. For several reasons, New Options must have an exercise price that is at least equal to the fair market value of the Company’s stock on the grant date.

First, it is necessary that the New Options have an exercise price that is at least equal to the fair market value of the Company’s stock on the grant date in order to avoid adverse tax consequences to the recipients of such options and the Company under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). In particular, if a stock option has an exercise price that is less than the fair market value of the Company’s stock on the grant date, the holder of such option will be required to include the excess of the fair market value of the Company’s stock over the exercise price (i.e., the “spread”) in income in the year in which the option vests and such spread will be subject to a 20% penalty tax under Code Section 409A, as well as regular income taxes, in each case payable by the option holder. In addition, the Company has a withholding obligation with respect to such income even though the option may not have been exercised. The Company structured the Option Exchange Program so that the exercise price of the New Options will be equal to the closing price of the Company’s stock on the last day of the offer period – which is also the grant date of the New Options – in order to avoid these adverse consequences under Code Section 409A.

Second, it is also necessary that the New Options have an exercise price that is equal to the fair market value of the Company’s stock on the grant date in order to ensure that the Company will not be limited in its ability to deduct any compensation attributable to the exercise of such options by Section 162(m) of the Code. While none of the Company’s executive officers, and thus none of the “covered employees” under Code Section 162(m)) is able to participate in the Option Exchange Program, it is possible that one or more of the Eligible Participants who receives New Options may be a covered employee at the time that he or she exercises the option. In such case, the Company would not be able to deduct the compensation attributable to that exercise unless the option has an exercise price that is at least equal to the fair market value of the Company stock on the grant date.

Third, the stock incentive plan under which the New Options will be granted requires that all options be granted at exercises prices that are equal to the fair market value of the Company’s common stock on the date of grant, as determined in good faith by the Board of Directors of the Company. The Board of Directors regularly uses the closing price of the common stock as reported on the Nasdaq Global Market on the date of grant in its determination of fair market value in the granting of stock options.

Aspect believes that this approach best achieves its overall compensatory objectives without adversely affecting its reported earnings. Aspect has adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS 123(R), regarding accounting for share-based payments. Under SFAS 123(R), Aspect is

Securities and Exchange Commission
June 22, 2009

required to recognize any incremental compensation cost of the stock options granted in the Option Exchange Program. Incremental compensation cost is measured as the excess, if any, of the fair value of each New Option granted to employees in exchange for surrendered Eligible Options, measured as of the date the New Options are granted, over the fair value of the Eligible Options surrendered in exchange for the New Options, measured immediately prior to the cancellation of the Eligible Options, which will occur on the expiration date of the offer. Such incremental compensation cost, if any, is recognized ratably over the vesting period of the New Options. Aspect has structured the exchange formula such that the exchange ratios will be calculated to result in the fair value of Eligible Options surrendered being equal to the fair value of the New Options replacing them in order to avoid having to recognize any incremental compensation expense for financial reporting purposes as a result of the Option Exchange Program.

Disclosure Regarding Material Terms of Offer. In view of the value-for-value exchange structure selected by the Company, Aspect recognizes that Eligible Participants will not know the exact exercise price and number of shares underlying their New Options until the Expiration Date of the offer. Based upon the Staff’s comment in this regard and our analysis of no-action letters that have addressed comparable pricing structures (which we further discuss below), Aspect intends to revise its disclosure and undertake additional initiatives that it believes will provide its employees with adequate material information regarding the offer, including the expected number of shares underlying each New Option, based upon hypothetical trading prices that it believes are closely aligned to its likely range of trading prices on the expiration date. Specifically, Aspect has done or will do the following:
•	Pursuant to the Amendment, Aspect has revised the Original TO in order to include a detailed table that shows, for each exercise price of an Eligible Option, the expected exchange ratio for calculating the number of shares underlying the New Option based upon an assumed closing price for the Company’s common stock on the Expiration Date. The assumed closing price is equal to the 45 day trailing average closing price of the Company’s common stock for the 45 day period prior to June 18, 2009. The Company also included in the table additional closing prices that represent both 10% and 20% upward and 10% and 20% downward declines in the assumed closing price. The Company has selected a volatility spread of up to 20% based upon the stock’s average volatility over the past 45 days. The table will be accompanied by illustrative examples of how to calculate the number of shares underlying a New Option based upon the hypothetical exchange ratios. Aspect will file the Amendment with the SEC and furnish it to Eligible Participants by email on the date of filing. To further maximize the disclosure of this additional information to Eligible Participants, Aspect will also post the table and illustrative examples on its intranet and will separately email a copy of the table and illustrative examples to each Eligible Participant, and advise each participant of the availability of such information on its intranet, on the date the Amendment is filed and furnished.

•	After the close of the third trading day prior to the expiration date, Aspect will update the table described above based upon the actual stock price on such date. Aspect will further amend the Original TO, as amended by the Amendment, in order to include the updated table and will file such amendment with the SEC and furnish it to Eligible Participants. Aspect will also post the

Securities and Exchange Commission
June 22, 2009

revised table on its intranet and will separately email a copy of the revised table to each Eligible Participant, and advise each participant of the availability of such information on its intranet, on the date the Amendment is filed and furnished.

•	Aspect will provide to all Eligible Participants an intranet-based calculator that can be accessed at any time and that will permit Eligible Participants to calculate the number of shares underlying his or her Eligible Option based upon the assumed or actual prices set forth in the tables described in the first two bullet points above. Pursuant to the Amendment, Aspect will provide detailed information with respect to where to locate and how to use its intranet-based calculator and will also include such information in the separate email that it sends to Eligible Participants.
In addition to the foregoing, Aspect will take the following steps to communicate the final exchange ratios, and number of shares and exercise price for the New Options, immediately after the close of trading on the expiration date:
•	Pursuant to the Amendment, Aspect will change the expiration date from 5:00 pm, Eastern Time on July 7, 2009 to 11:59 pm, Eastern Time on July 7, 2009 in order to allow Eligible Participants additional time to tender or withdraw. Aspect will also include information regarding the extended expiration date in a separate email communication to Eligible Participants on the same date the Amendment is filed.

•	Immediately following the determination of the actual exchange ratios on July 7, 2009, Aspect will furnish an email to all Eligible Participants providing such final information and will make such information available to all Eligible Participants via its intranet.

•	As further described in the Amendment, promptly following the final determination of the exchange ratios, Aspect will host a meeting via conference call for all Eligible Participants both as a further means of disclosing the final exchange ratio and to answer any remaining questions that Eligible Participants may have.

•	As further described in the Amendment, designated Aspect employees will be available by telephone from the time at which the final exchange ratios are emailed to employees until 11:59 p.m. on July 7, 2009 to respond to any questions that Eligible Participants may have with respect to the offer, the final exercise price or the number of shares underlying their respective New Options.

•	Aspect will also continue to describe prominently in the TO and in any supplemental materials that it furnishes to Eligible Participants the withdrawal rights of Eligible Participants that exist until the expiration of the offer and the fact that the final exchange ratio will be made available on the expiration date.

Securities and Exchange Commission
June 22, 2009

We note that Eligible Participants have been provided information with regard to the relative value relationship of the Eligible Options and New Options and the valuation methodology that will be used to calculate the final exchange ratio. These material metrics will not change during the offer.

We also note that the Eligible Options generally have prices that are in excess of 3.5 times the current trading price of the Company’s stock. The average daily trading value of the Company’s stock over the past 45 days has been $5.44 and the Eligible Options have prices between $15.00 and $47.87 per share. Thus, the Option Exchange Program will enable Eligible Participants to exchange old options that are significantly out of the money for new options for which they may have an opportunity to realize some value. Because of the stark spread between the current trading price of Aspect’s common stock and the price of the Eligible Options, and taking into account expected volatility trends in the Company’s stock price, the Company does not anticipate that the difference between the hypothetical exchange ratio furnished two days before the expiration date based upon the trading price on such date and the exchange ratio furnished on the expiration date will be material to a participant’s election decision.

Legal Analysis. We understand that because Aspect structured its offer such that the exchange ratios are determined on the expiration date, the Staff has raised comments regarding compliance with Rule 13e-4(d)(1)(ii), which requires that the offer documents specify the consideration to be offered, and Rules 13e-4(f)(1)(ii) and 14e-1(b), which require that the offer be extended for at least ten business days from the date that notice of any increase or decrease in the consideration offered is first published or sent to the holders subject to the offer.

We believe that Aspect’s Option Exchange Program satisfies the Staff’s objective of protecting offerees by ensuring that offerees have information regarding the material terms of the offer throughout the offer period and an opportunity for late tenders and withdrawals at the end of the offering period. Key features of Aspect’s program are:
•	the ongoing disclosure of material information to Eligible Participants regarding among other things (i) the structure of the offer, (ii) the methodology for calculating the exchange ratio, which is objective and rational and remains fixed throughout the offer, (iii) hypothetical exchange ratios based upon assumed closing prices which Aspect believes will approximate the closing price on the expiration date, (iv) the relative value relationship between the Eligible Options and the New Options, which does not change, and (v) the availability of a tool to calculate hypothetical exchange ratios; and

•	the Company’s plans and ability to rapidly disseminate pricing information to the limited pool of Eligible Participants both during the offer and upon the determination of the actual exchange ratios within timeframes that are consistent with, and in some cases better than, comparable timeframes addressed by the Staff.
The SEC has granted relief in several recent exchange offers that, like Aspect’s, propose to disclose on the expiration date the final exchange ratio for the consideration to be offered. See e.g., Kraft Foods Inc., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (July 1, 2008) (stock exchange offer

Securities and Exchange Commission
June 22, 2009

whereby the final exchange ratio was determined at the expiration of the exchange offer based on the arithmetic average of the daily volume-weighted average price of each stock on each of the last three trading days of the exchange offer); EMC Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (July 9, 2007) (option and restricted stock award exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the initial public offering price of EMC Corporation’s wholly-owned subsidiary, VMware, Inc.); Halliburton Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Mar. 23, 2007) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the daily volume-weighted average trading prices during the final three trading days of the exchange offer); Weyerhaeuser Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Feb. 23, 2007) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the offer based on the arithmetic average of the daily volume-weighted average price of each stock on each of the last three trading days of the exchange offer); Washington Service Bureau, Inc., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Sept. 27, 2006) (stock exchange offer whereby the exchange value was determined at the expiration of the offer based on daily volume-weighted average trading prices during the final two business days of the offer).

We believe that Aspect’s Option Exchange Offer has characteristics that are similar to those discussed in these other offers. An illustrative example is EMC Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (July 9, 2007), in which the Staff granted relief in an option and restricted stock award exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the initial public offering (“IPO”) price of EMC Corporation’s (“EMC’s”) wholly-owned subsidiary, VMware, Inc. (“VMware”) In granting the relief, the Staff considered the following factors, among others:
•	EMC and VMware were disclosing from the commencement of the offer the relative value relationship between the VMware options to be received by EMC security holders for the EMC options tendered.

•	The formula for determining the number and exercise price of VMware options to be received in the exchange for tendered EMC options would be disclosed in the offering materials and would remain fixed throughout the duration of the offer.

•	EMC and VMware were conducting the offer for compensatory purposes.

•	EMC and VMware would publish a website accessible to all eligible participants and maintain for the offer a daily indicative exchange ratio based upon an assumed VMware IPO price equal to the mid-point of the estimated price range for the IPO and would provide a toll-free number where EMC security holders could obtain offering price related information.

•	Promptly after the calculation of the exchange ratio, EMC and VMware would issue a press release announcing the exchange ratio, post the exchange ratio on the website and file an amendment to its schedule TO containing the press release disclosing the exchange ratio.

Securities and Exchange Commission
June 22, 2009

As is the case in EMC Corp., Aspect has disclosed in the Original TO the relative value relationship between the Eligible Options and the New Options, which structure will not change during the pendency of the offer. Aspect has also disclosed the formula for determining the number and exercise price of the New Options to be received in exchange for the Eligible Options, and the formula will remain fixed throughout the duration of the offer. Pursuant to the Amendment, Aspect will provide Eligible Participants with tabular disclosure of estimated exchange ratios based upon hypothetical closing prices that are expected to represent a reasonable range of the likely actual closing price on the expiration date, and will update such information based upon the actual closing price on the third day prior to the expiration of the offer. Aspect’s offer is being conducted for compensatory purposes. Aspect will maintain an intranet site where Eligible Participants can review at any time the tabular information about assumed exchanged ratios and calculate expected exchange ratios. Although Aspect will not provide a toll-free number to obtain exchange offer pricing information, because of the relatively small size of Aspect’s workforce, Aspect has been able to designate specific human resource employees to respond to questions. Finally, as described herein immediately following the calculation of the exchange ratio, Aspect intends to provide email correspondence to all of the Eligible Employees, updated intranet disclosure and access to a conference call dial-in site. Aspect will also file the amendment to its TO setting forth the final exchange ratios.

The SEC has also granted relief from the technical requirements of the tender offer rules for compensatory exchange offers in which, in contrast to Aspect, pricing was not determined until after the expiration date and, in some cases, a considerable period of time after the expiration date. See e g., Comcast Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Oct. 7, 2004) (option for cash exchange offer whereby the cash payment was based on the average closing price of the relevant classes of Comcast Corporation’s stock during a ten trading day averaging period beginning shortly after the expiration of the exchange offer ); Microsoft Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Oct. 15, 2003) (option for cash exchange offer whereby the cash payment was based on the average closing price of Microsoft Corporation’s common stock during a fifteen trading day averaging period beginning shortly after the expiration of the exchange offer).

In granting relief to Comcast Corporation (“Comcast”) and Microsoft Corp. (“Microsoft”), the Staff particularly noted (1) the compensatory objectives of each option program and (2) the level of information that would be available to employees regarding such program. Specifically, in both Comcast and Microsoft, eligible participants (a) were able to estimate the total payments they would receive by reference to a table that lists a number of possible payments based upon hypothetical average closing prices and (b) had access to a web-based calculator to calculate payments based upon these hypothetical prices. As discussed above, Aspect’s program, like Comcast and Microsoft, is for compensatory purposes. Aspect proposes to provide comparable tabular disclosure and a comparable web-based calculator tool based upon the pricing methodology in Aspect’s program. In addition, we believe Aspect’s program presents a better set of facts and circumstances than those presented in either of these two no-action letters. In particular, we note that Comcast and Microsoft participants were not given information about the final terms of the offer until 10-15 days after the expiration date. In contrast, Aspect proposes to furnish the final exchange ratios on the expiration date and, as described above, will undertake a number of steps to

Securities and Exchange Commission
June 22, 2009

insure participants have an opportunity to consider such information before the period to make an election or withdrawal has expired. We also note that Comcast’s program was offered to former employees and it estimated that it could receive more than 63,000 elections. Microsoft proposed to make its offer available to approximately 37,000 employees. In contrast, Aspect’s offer is being made to only 197 employees who hold Eligible Options, or approximately 60% of its workforce, and the vast majority of these employees have already taken advantage of the opportunity to have one-on-one communications with designated personnel in Aspect’s human resources department to make inquiries about the offer. In short, Aspect proposes to offer the same level of information during the offer as Comcast and Microsoft, will provide information regarding the final exchange ratio before the offer expires, rather than significantly later, and has the advantage of a far more manageable number of offerees with whom to communicate the final terms.

In Lazard Freres & Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (August 11, 1995), the Staff provided interpretive advice that a pricing mechanism determined based upon average trading prices over a specified period ending not later than the second full business day prior to the expiration day was consistent with Rule 14e-1(b) and that a bidder would not be required to extend the offer period for ten business days following the determination of the offer price. In Lazard Freres & Co., the offered securities and the securities subject to the offer were both listed on a national securities exchange or the Nasdaq Stock Market, the final offer price would be publicly announced by the offeror by means of press release prior to the opening of trading on the second trading day prior to the date of the expiration of the offer, and the offeror provided in the offering circular a toll-free number for an information agent who would provide callers with the exchange ratio on each day during the exchange offer as if the exchange ratio had been determined on that date. In addition, the Lazard Freres & Co. letter also contemplated that the offeror would file an amendment to the offeror’s Schedule TO setting forth the final exchange ratio and including the press release as an exhibit. See also, TXU Corporation, SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (September 13, 2004) (relief from Rules 13e-4(d)(1), 13e-4(f)(1)(ii and 14e-4(b) of the Exchange Act in a self-tender of TXU shares for cash based upon a weighted average trading price during a period of ten days ending at the close of trading on a date at least two business days prior to the expiration period); Epicor Software Corporation, SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (May 21, 2004) (relief from Rules 13e-4(d)(1), 13e-4(f)(1)(ii and 14e-4(b) of the Exchange Act in an offer to exchange target shares for Epicor shares based upon a weighted average trading price during a period of ten days ending at the close of trading on a date at least two business days prior to the expiration period).

We note that the facts presented by Aspect’s offer are similar to Lazard Freres & Co. in a number of respects. As in Lazard Freres & Co., the value relationship between the securities involved is fixed and remains constant during the offer period. Aspect will furnish its participants with the final exchange ratios by email and conference call and will make designated employees available to answer questions from participants after the exchange ratios are announced and prior to the expiration of the offer. Aspect will amend its Original TO in order to include the final exchange ratios.

Securities and Exchange Commission
June 22, 2009

Although Lazard Freres & Co., TXU Corporation and Epicor Software Corporation priced the offer two days before the expiration of the offer, which may suggest that the two day period is beneficial, the facts of these offers are distinguishable from Aspect’s facts and circumstances in several ways. First, these exchange offers were not undertaken for compensatory purposes, as is the case for Aspect. Rather, these offers were made in the context of target company acquisition arrangements or, in the case of TXU Corporation, a self tender, which are more likely to implicate the stock manipulation considerations that underlie the tender offer rules. In this regard, Aspect’s compensatory purpose is aligned with the purpose underlying the offerings considered by the Staff in Comcast Corp., Microsoft Corp., and EMC Corp., where the Staff did not require that the exchange ratio be fixed at least two days prior to the expiration period. Moreover, we believe that the two-day notice requirement of Lazard Freres & Co. and its progeny is unnecessary in Aspect’s situation because Aspect has fewer participants and, as such, has the means to rapidly and effectively communicate with offerees in real time after the final exchange ratio is known and before the expiration period ends. We also note that the SEC has granted relief in several no-action letters relating to target company acquisition exchanges that had similar characteristics to Lazard, but determined their exchange ratios at the end of the expiration period, rather than not later than the second full business day prior to the expiration day. See e.g., Kraft Foods Inc., Weyerhaeuser Co., Halliburton Co. and Washington Service Bureau, Inc..

Conclusion. In conclusion, after consideration of the revised offer and the relevant no-action letters described above, Aspect believes that the additional disclosure to be disseminated prior to the expiration date, when considered with the steps to be undertaken on the date the exchange ratios are fixed, will provide Eligible Participants with adequate knowledge about the material terms of the offer and sufficient time to consider whether to tender or withdraw following the announcement of the final exchange ratios for the offer. As such, Aspect respectfully requests that the Staff not object to the pricing structure in Aspect’s stock option exchange program notwithstanding the requirements of Rules 13e-4(d)(1)(ii), 13e-4(f)(2)(ii) and 14e-1(b).

3.	Please note our comment above. In revising your offer, please provide an analysis of how your revised offer will allow sufficient time for holders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e. the exact exchange ratio). As the filing persons are aware, Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

We respectfully refer you to the information set forth in response to Comment No. 2 above, which, as noted therein, is also intended to address the Staff’s Comment No. 3.
Summary Term Sheet, page 1
Questions & Answers- Q. 15, page 5

Securities and Exchange Commission
June 22, 2009

4.	We note the response to Q. 13 and the website referenced in the response to Q.15. Advise us of whether optionholders prior to the expiration time will be provided with a means (i.e. a web-based tool or other publicly accessible tool) that would enable them to ascertain the possible amount of new options they would receive based on hypothetical closing prices.

As described in response to Question Nos. 2 and 3, the Company intends to make available an intranet-based calculator that will enable Eligible Participants to ascertain the possible amount of New Options they may receive based upon hypothetical closing prices. The Company has revised the disclosure contained in the Original TO in response to the Staff’s comment in order to disclose this information.
Section 14. Extension of offer; termination; amendment, page 31
5.	Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

The Company has revised the disclosure contained in the Original TO in response to the Staff’s comment. Please see “Section 14. Extension of Exchange Offer; Termination; Amendment” of the Amendment.
     Please do not hesitate to telephone the undersigned at 617-526-6832 if you have any questions regarding this response letter, the Amendment or any related matters.

Very truly yours,
/s/ Susan W. Murley
Susan W. Murley

cc:	Nassib G. Chamoun President and Chief Executive Officer Aspect Medical Systems, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
Amendment No. 1
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT Of 1934
ASPECT MEDICAL SYSTEMS, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))
Options to Purchase Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
045235108
(CUSIP Number of Common Stock Underlying Class of Securities)
Nassib G. Chamoun
President and Chief Executive Officer
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062-1546
(617) 559-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)
Copy to:
Susan W. Murley, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$1,177,555	$66.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 1,147,325 shares of the issuer’s common stock and have an aggregate value of $1,177,555 as of June 5, 2009, calculated based on a Black—Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $55.80 per million dollars of the transaction valuation. The transaction valuation set forth above was estimated solely for the purpose of calculating the filing fee.
~~☐~~ ☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ~~Not applicable.~~66.00	Filing Party: ~~Not applicable~~Aspect Medical Systems, Inc.

Form or Registration No.: ~~Not applicable.~~005-59557	Date Filed: ~~Not applicable.~~June 8, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

~~SCHEDULE TO~~
EXPLANATORY NOTE
     This Amendment No. 1 to Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO~~”) is being~~ filed on June 8, 2009 (the “Schedule TO”) by Aspect Medical Systems, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s exchange offer (the “Exchange Offer”) to certain eligible employees who hold stock options to exchange some or all of their outstanding eligible stock options, granted under the Company’s 1998 Stock Incentive Plan, as amended ~~(the “1998 Plan”)~~, or its 2001 Stock Incentive Plan, as amended (the “2001 Plan~~” and, together with the 1998 Plan, the “Plans~~”), to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), with a per share exercise price (a) equal to or greater than $15.00 and (b) greater than the closing price of the Company’s Common Stock on the Nasdaq Global Market on the expiration date of the Exchange Offer (the “Eligible Options”) for new stock options to be granted under the Company’s 2001 Plan. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [     ], 2009 (the “Offer to Exchange”) and in the related Election Form.
     This Amendment is made to revise Item 12 (Exhibits) in its entirety and Exhibits (a)(1)(A) and (a)(1)(C) – (a)(1)(J) to the Schedule TO. The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO on June 8, 2009, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.
      ~~All information in the Offer to Exchange and the related Election Form, copies of which are attached to this Schedule TO as, respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.~~
~~Item 1. Summary Term Sheet.~~
      ~~The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” is incorporated herein by reference.~~
~~Item 2. Subject Company Information.~~
      ~~(a) Name and Address. The issuer is Aspect Medical Systems, Inc., a Delaware corporation. The Company’s principal executive offices are located at One Upland Road, Norwood, Massachusetts 02062-1546 and the telephone number of its principal executive offices is (617) 559-7000.~~
      ~~(b) Securities. This Schedule TO relates to the Eligible Options. As of June 1, 2009, there were outstanding Eligible Options to purchase an aggregate of 1,147,325 shares of the Common Stock. (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.~~
~~Item 3. Identity and Background of Filing Person.~~
      ~~(a) Name and Address. The information set forth in Item 2(a) above and in Schedule B to the Offer to Exchange is incorporated herein by reference. The Company is both the filing person and the subject company.~~
~~Item 4. Terms of the Transaction.~~
      ~~(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of This Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.~~
      ~~(b) Purchases. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.~~

~~Item 5. Past Contacts, Transactions, Negotiations and Agreements.~~
      ~~(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Plans and related option agreements and other agreements attached hereto as Exhibits (d)(1)-(d)(14) also contain information regarding the subject company’s securities.~~
~~Item 6. Purposes of the Transaction and Plans or Proposals.~~
      ~~(a) Purposes. The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.~~
      ~~(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”) is incorporated herein by reference.~~
      ~~(c) Plans. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.~~
~~Item 7. Source and Amount of Funds or Other Consideration.~~
      ~~(a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.~~
      ~~(b) Conditions. Not applicable.~~
      ~~(d) Borrowed Funds. Not applicable.~~
~~Item 8. Interest in Securities of the Subject Company.~~
      ~~(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.~~
      ~~(b) Securities Transactions. None of the Company’s executive officers or directors, nor any of the Company’s affiliates, were engaged in transactions involving eligible options during the 60 days prior to the commencement of the Exchange Offer.~~
~~Item 9. Persons/Assets, Retained, Employed, Compensated or Used.~~
      ~~Not applicable.~~
~~Item 10. Financial Statements.~~
      ~~(a) Financial Information. The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the information set forth in Part I, Item 1 (“Financial Statements” and “Notes to Condensed Consolidated Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 and the information set forth in the Offer to Exchange under Section 9 (“Information Concerning Us; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.~~
      ~~(b) Pro Forma Information. Not applicable.~~
~~Item 11. Additional Information.~~
      ~~(a) Agreements, Regulatory Requirements and Legal Proceedings.~~
           ~~(1) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.~~
           ~~(2) The information set forth in the Offer to Exchange under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.~~
           ~~(3) Not applicable.~~
           ~~(4) Not applicable.~~
           ~~(5) Not applicable.~~
      ~~(b) Other Material Information. Not applicable.~~

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [ ], 2009

(a)(1)(B)*	Form of E-Mail Announcement of the Exchange Offer

(a)(1)(C)	Election Form, as amended on June [ ], 2009

(a)(1)(D)	Notice of Withdrawal, as amended on June [ ], 2009

(a)(1)(E)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form, as amended on June [ ], 2009

(a)(1)(F)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal, as amended on June [ ], 2009

(a)(1)(G)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer, as amended on June [ ], 2009

(a)(1)(H)	Form of Communication to Eligible Optionholders Rejecting the Election Form Under the Exchange Offer, as amended on June [ ], 2009

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer, as amended on June [ ], 2009

(a)(1)(J)	Form of Reminder E-Mail to Eligible Optionholders, as amended on June [ ], 2009

(a)(1)(K)	Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 6, 2009 (File No. 000-24663) is incorporated herein by reference

(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 filed on May 14, 2009 (File No. 000-24663) is incorporated herein by reference

(a)(1)(M)	Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 is incorporated herein by reference

(a)(1)(N)	Communication to Employees from Nassib G. Chamoun, dated April 20, 2009, filed as Exhibit 99.1 to the Company’s Schedule TO-C filed on April 20, 2009 is incorporated herein by reference

(a)(1)(O)	E-mail Regarding Circulation of Amended Offer to Exchange, Election Form and Notice of Withdrawal, dated June [ ], 2009

(a)(1)(P)	Illustrative Calculator to Calculate Number of Shares Underlying New Options

(a)(1)(Q)	Form of E-mail Regarding Actual Exchange Ratios

(b)	Not applicable

(d)(1)	Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 1, 2005

Exhibit No.	Description

(d)(2)	Form of Nonstatutory Stock Option Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 1, 2005

(d)(3)	Form of Restricted Stock Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 1, 2005

(d)(4)	Form of Restricted Stock Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 22, 2006

(d)(5)	2001 Stock Incentive Plan, as amended is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 22, 2008

(d)(6)	Form of Incentive Stock Option Agreement Granted Under 2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed on March 15, 2005

(d)(7)	Form of Restricted Stock Agreement Granted Under 2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 30, 2005

(d)(8)*	1998 Stock Incentive Plan, as amended

(d)(9)	Key Employee Change in Control Severance Benefits Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 24, 2008

(d)(10)	Severance Agreement and General Release, dated January 5, 2009, by and between the Company and Michael Falvey is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 12, 2009

(d)(11)	Registration Rights Agreement, dated June 20, 2007, by and between the Company and Goldman, Sachs & Co. is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 21, 2007

(d)(12)	Indenture, dated June 20, 2007, by and between the Company and U.S. Bank National Association, as Trustee, is incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 21, 2007

(d)(13)	Form of 2.50% Convertible Senior Note due 2014 is incorporated herein by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-3 filed on August 29, 2007 (File No. 333-145779)

(d)(14)	Settlement Agreement, dated April 8, 2009, by and among the Company, First Manhattan Co., First BioMed Management Associates, LLC and First BioMed, L.P. is incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 9, 2009

(g)	Not applicable

(h)	Not applicable

*	Previously filed as Exhibits to the Company’s Schedule TO on June 8, 2009

~~Item 13. Information Required by Schedule 13E–3.~~
      ~~Not applicable.~~
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASPECT MEDICAL SYSTEMS, INC.

By: Name:	/s/ Nassib G. Chamoun Nassib G. Chamoun
Title:	Chief Executive Officer
Date: June ~~8,~~[    ], 2009

Index to Exhibits
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [ ], 2009

(a)(1)(B)*	Form of E-Mail Announcement of the Exchange Offer

(a)(1)(C)	Election Form, as amended on June [ ], 2009

(a)(1)(D)	Notice of Withdrawal, as amended on June [ ], 2009

(a)(1)(E)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form, as amended on June [ ], 2009

(a)(1)(F)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal, as amended on June [ ], 2009

(a)(1)(G)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer, as amended on June [ ], 2009

(a)(1)(H)	Form of Communication to Eligible Optionholders Rejecting the Election Form Under the Exchange Offer, as amended on June [ ], 2009

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer, as amended on June [ ], 2009

(a)(1)(J)	Form of Reminder E-Mail to Eligible Optionholders, as amended on June [ ], 2009

(a)(1)(K)	Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 6, 2009 (File No. 000-24663) is incorporated herein by reference

(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 filed on May 14, 2009 (File No. 000-24663) is incorporated herein by reference

(a)(1)(M)	Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 is incorporated herein by reference

(a)(1)(N)	Communication to Employees from Nassib G. Chamoun, dated April 20, 2009, filed as Exhibit 99.1 to the Company’s Schedule TO-C filed on April 20, 2009 is incorporated herein by reference

(a)(1)(O)	E-mail Regarding Circulation of Amended Offer to Exchange, Election Form and Notice of Withdrawal, dated June [ ], 2009

(a)(1)(P)	Illustrative Calculator to Calculate Number of Shares Underlying New Options

(a)(1)(Q)	Form of E-mail Regarding Actual Exchange Ratios

(b)	Not applicable

Exhibit No.	Description

(d)(1)	Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 1, 2005

(d)(2)	Form of Nonstatutory Stock Option Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 1, 2005

(d)(3)	Form of Restricted Stock Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 1, 2005

(d)(4)	Form of Restricted Stock Agreement Granted Under the Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 22, 2006

(d)(5)	2001 Stock Incentive Plan, as amended is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 22, 2008

(d)(6)	Form of Incentive Stock Option Agreement Granted Under 2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed on March 15, 2005

(d)(7)	Form of Restricted Stock Agreement Granted Under 2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 30, 2005

(d)(8)*	1998 Stock Incentive Plan, as amended

(d)(9)	Key Employee Change in Control Severance Benefits Plan is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 24, 2008

(d)(10)	Severance Agreement and General Release, dated January 5, 2009, by and between the Company and Michael Falvey is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 12, 2009

(d)(11)	Registration Rights Agreement, dated June 20, 2007, by and between the Company and Goldman, Sachs & Co. is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 21, 2007

(d)(12)	Indenture, dated June 20, 2007, by and between the Company and U.S. Bank National Association, as Trustee, is incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 21, 2007

(d)(13)	Form of 2.50% Convertible Senior Note due 2014 is incorporated herein by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-3 filed on August 29, 2007 (File No. 333-145779)

(d)(14)	Settlement Agreement, dated April 8, 2009, by and among the Company, First Manhattan Co., First BioMed Management Associates, LLC and First BioMed, L.P. is incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 9, 2009

(g)	Not applicable

(h)	Not applicable

*	Previously filed as Exhibits to the Company’s Schedule TO on June 8, 2009

Exhibit (a)(1)(A)
ASPECT MEDICAL SYSTEMS, INC.
OFFER TO EXCHANGE
CERTAIN OUTSTANDING STOCK OPTIONS FOR
NEW STOCK OPTIONS
This offer and withdrawal rights will expire at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009, unless extended.
     By this Offer to Exchange Certain Outstanding Stock Options for New Stock Options, or the exchange offer or the offer, Aspect Medical Systems, Inc., which we also refer to in this document as we, us or Aspect, is giving each eligible optionholder the opportunity to voluntarily exchange all of such optionholder’s eligible options for new options that will represent the right to purchase fewer shares of our common stock at a lower per share exercise price than the eligible options, as described herein or as may be amended.
     You are an “eligible optionholder” if:
•	you are an employee of Aspect or one of our subsidiaries on the date this exchange offer commences; and

•	you continue to be an employee of Aspect or one of our subsidiaries on, and have not submitted or received a notice of termination of employment on or prior to, the date the new options are granted.
     Our directors and executive officers are not eligible to participate in this exchange offer. ~~We may exclude employees located outside of the United States if, for any reason, we believe that their participation would be inadvisable or impractical. Therefore, we reserve the right to withdraw the exchange offer in any particular jurisdiction. If we withdraw the exchange offer in a particular jurisdiction, the exchange offer will not be made to, nor will tenders be accepted from or on behalf of, optionholders in that jurisdiction.~~
     If you are an eligible optionholder and your Aspect stock options meet the following criteria, then they are “eligible options” that you may elect to exchange in this offer:
•	your Aspect stock options are granted under our 1998 Stock Incentive Plan, as amended, or our 2001 Stock Incentive Plan, as amended; and

•	such Aspect stock options have a per share exercise price (a) greater than or equal to $15.00 and (b) greater than the closing price of our common stock on Nasdaq on the expiration date of the exchange offer.
     The “expiration date” of the exchange offer is ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (unless the offer period is extended).
     If you choose to participate in this exchange offer and tender eligible options for exchange, and if we accept your tendered eligible options, you will receive “new options” that will have substantially the same terms and conditions as the eligible options you surrendered, except that:

•	your new option will represent the right to purchase fewer shares of our common stock than the eligible option tendered for exchange. The ~~ratio of shares underlying exchanged eligible options to shares underlying new options is expected to fall within a range of 3:1 to 350:1, with the majority of shares underlying exchanged options being within a range of 3:1 to 5:1, based on the relative fair value of the exchanged eligible options to the new options. The~~ number of shares underlying your new option will be determined using an exchange ratio ~~designed to result in~~ that is intended to ensure that the fair value, for accounting purposes, of the new option ~~being~~is approximately equal to the fair value of the eligible option tendered for exchange at the time the new option is granted. The values used to determine the exchange ratios ~~used in the exchange offer~~ will be ~~calculated~~determined by an independent third party using the Black-Scholes option valuation ~~model and based upon.~~ The Black-Scholes option valuation model will take into account (i) the closing price of our common stock ~~as reported~~ on the Nasdaq Global Market, or Nasdaq, on the ~~day that the exchange offer expires~~expiration date of the exchange offer, (ii) the exercise price of the option, (iii) the expected volatility of our common stock over the projected life of the option, (iv) the estimated expected life of the option, (v) the risk-free interest rate over the projected life of the option, and (vi) the expected dividends on our common stock. Because the Black-Scholes valuation model takes into account the closing price of our common stock on the expiration date of the exchange offer the Black-Scholes value of the new options and eligible options as well as the exact exchange ratios will not be known until shortly after 4:00 p.m., Eastern Time, on the expiration date. Below is a table setting forth hypothetical exchange ratios that would be used in the exchange offer assuming various closing prices of our common stock on the expiration date. After 4:00 p.m., Eastern Time, on the expiration date, we will distribute by e-mail to all eligible option holders the exact ratios to be used in the exchange offer. The exchange ratios separately apply to each eligible option based upon the exercise price of such options. This means that if you hold various eligible options, they may each be subject to a different exchange ratio;

•	the per share exercise price of your new option will be equal to the closing price of our common stock as reported on Nasdaq on the date we grant the new options, which will be same day that the exchange offer expires;

•	new options granted in exchange for eligible options that were fully vested and exercisable as of the day that the exchange offer expires will vest based on the vesting schedule of the exchanged option, except that the option will vest over one year. For example, if a new option to purchase 400 shares is granted in exchange for an eligible option that vests monthly and is vested as to all 400 shares on the date the exchanges offer expires, the new option will vest as to 1/12 th of the shares each month until the one-year anniversary of the grant date, on which date 100% of the option, or 400 shares, will be vested. New options granted in exchange for eligible options that were not fully vested as of the day that the exchange offer expires will vest based on the vesting schedule of the exchanged option, except that the new option will vest over that number of months as is equal to (a) the number of months of vesting remaining under the exchanged option at the time the exchange after expires, plus (b) 12 months. For example, if a new option to purchase 400 shares is granted in exchange for an eligible option that vests monthly, has vested with respect to 250 of the shares underlying the option and has 18 months of vesting remaining, such new option would vest monthly over 30 months, so that each month following the new option grant date, 13.33 additional shares will be vested until the 30 th month following the grant date, on which date 100% of the option, or all 400 shares, will be vested. Because we expect to grant the new options on the day the exchange offer expires, the new option grant date should be the same day that the exchange offer expires. If the expiration date is extended, then the new option grant date will be similarly extended;

•	each new option will expire no later than the sixth anniversary of its date of grant; and

•	each new option will be a nonstatutory stock option even if the eligible option was an incentive stock option.
Table of Hypothetical Exchange Ratios Based On Various Assumed Closing Prices of Our Common Stock on July 7, 2009
     In the following table, we have assumed that the closing price of our common stock on Nasdaq on the expiration date of the offer will be $5.44, which is equal to the 45-day trailing average closing price of our common stock for the 45-day period prior to June 18, 2009. We have also included additional closing prices that represent both 10% ($5.98) and 20% ($6.53) upward and 10% ($4.90) and 20% ($4.35) downward declines in the assumed closing price. We have selected a volatility spread of up to 20% based upon our common stock’s average volatility over the 45-day period prior to June 18, 2009.

Exchange Ratios for Eligible Options Granted Under 1998 Plan

Exercise	Exchange	Exchange	Exchange	Exchange	Exchange
Price of	Ratio - $4.35	Ratio - $4.90	Ratio - $5.44	Ratio - $5.98	Ratio - $6.53
Eligible	Closing Stock	Closing Stock	Closing Stock	Closing Stock	Closing Stock
Option	Price	Price	Price	Price	Price
$15.000	112:1	66:1	43:1	30:1	22:1
$23.625	77:1	52:1	38:1	30:1	22:1
$24.500	93:1	62:1	45:1	33:1	26:1
$28.625	570:1	312:1	207:1	140:1	97:1
$47.875	70344:1	20000:1	7500:1	7500:1	4438:1
Exchange Ratios for Eligible Options Granted Under 2001 Plan

Exercise	Exchange	Exchange	Exchange	Exchange	Exchange
Price of	Ratio - $4.35	Ratio - $4.90	Ratio - $5.44	Ratio - $5.98	Ratio - $6.53
Eligible	Closing Stock	Closing Stock	Closing Stock	Closing Stock	Closing Stock
Option	Price	Price	Price	Price	Price
$15.230	4:1	4:1	3:1	3:1	3:1
$15.590	3:1	3:1	3:1	3:1	2:1
$15.660	4:1	4:1	4:1	4:1	3:1
$16.150	3:1	3:1	3:1	3:1	3:1
$16.980	3:1	3:1	3:1	3:1	3:1
$17.000	4:1	4:1	4:1	3:1	3:1
$17.300	4:1	4:1	4:1	4:1	4:1
$17.990	4:1	4:1	4:1	4:1	3:1
$18.200	4:1	4:1	4:1	4:1	3:1
$20.610	4:1	4:1	4:1	4:1	3:1
$26.790	5:1	4:1	4:1	4:1	3:1
$27.000	4:1	4:1	4:1	4:1	4:1
$29.250	5:1	5:1	5:1	5:1	4:1
$31.800	5:1	5:1	5:1	5:1	4:1
$32.330	5:1	5:1	5:1	5:1	5:1
$34.900	6:1	5:1	5:1	5:1	5:1
     The number of shares subject to each new option will be determined by (a) calculating an exchange ratio equal to the value of a new option divided by the value of an eligible option exchanged for that new option, calculated as of the expiration date, and (b) dividing the number of shares subject to the eligible option grant by the applicable exchange ratio, adjusted, if necessary, to eliminate any fractional shares. For purposes of applying the exchange ratios, fractional shares underlying new options will be rounded down to the nearest whole share underlying such new option on a grant-by-grant basis. The following is an illustrative example based upon the foregoing table:
     Assuming that the closing price of our common stock on the date of the expiration of the offer is $5.44, an eligible option to purchase 400 shares granted under the 2001 Plan with a per share exercise price of $17.00 will have an exchange ratio of 4:1. Therefore, this eligible option will be exchangeable for a new option to purchase 100 shares, which is equal to the number of shares underlying the eligible option, or 400, divided by 4.

     The exchange ratios shown in the table above illustrate the difference between the relatively lower estimated fair values of eligible options with higher exercise prices compared to the correspondingly higher estimated fair values of eligible options with lower exercise prices. The exchange ratios are derived from the option’s fair value using a Black-Scholes valuation methodology that weighs, among other things. exercise price and remaining term to expiration. The higher the eligible option’s exercise price and the lower the closing price of our common stock on the expiration date, the lower the relative value of the exchanged eligible option, which results in a higher exchange ratio and fewer shares underlying the new option. Longer terms to expiration have the opposite effect, resulting in higher values and, therefore, lower exchange ratios and more shares underlying new options.
     The commencement date of this exchange offer is June 8, 2009. We are making this exchange offer upon the terms and subject to the conditions described in this exchange offer document and in the related Election Form distributed with this exchange offer document. You are not required to accept this exchange offer. You may tender all, but not fewer than all, of your eligible options in this exchange offer. Eligible options properly tendered in this offer and accepted by us for exchange will be cancelled and the new options granted as of the expiration date of this exchange offer.
     See “Risk Factors” beginning on page 11 for a discussion of risks and uncertainties that you should consider before tendering your eligible options.
     Shares of our common stock are quoted on Nasdaq under the symbol “ASPM.” On June 1, 2009, the closing price of our common stock as reported on Nasdaq was $5.55 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to participate in the exchange offer.
     You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of this exchange offer document, the Election Form or other documents relating to this exchange offer) to Kelley Forrest, Sr. Director, Human Resources, by mail at One Upland Road, Norwood, Massachusetts 02062, by phone at (617) 559-7110 or by email at kforrest@aspectms.com.
IMPORTANT
     If you wish to tender all of your eligible options for exchange, you must properly complete and sign the accompanying Election Form and deliver it to us so that we receive it before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later date as may apply if this exchange offer is extended), by one of the following means:
By Mail or Courier
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Attention: Kelley Forrest, Sr. Director, Human Resources
Phone: (617) 559-7110
By Facsimile
Aspect Medical Systems, Inc.
Attention: Kelley Forrest, Sr. Director, Human Resources
Facsimile: (617) 344-6126
By Hand or Interoffice Mail
Attention: Kelley Forrest, Sr. Director, Human Resources
By Email (By PDF or similar imaged document file)
kforrest@aspectms.com
     You do not need to return your stock option agreement(s) for your eligible options to be exchanged in this exchange offer.
     Although our board of directors and stockholders have approved the exchange offer, consummation of the exchange offer is subject to the satisfaction or waiver of the conditions described below in Section 6 (“Conditions of This Exchange Offer”). Neither we nor our board of directors makes any recommendation as to whether you should tender, or refrain from tendering, all of your eligible options in the exchange offer. You must make your own decision whether to tender all of your eligible options. You should consult your personal outside advisors if you have questions about your financial or tax situation as it relates to this exchange offer.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or the accuracy or adequacy of the information contained in this exchange offer. Any representation to the contrary is a criminal offense.

     We have not authorized any person to make any recommendation on our behalf as to whether or not you should tender your eligible options pursuant to this exchange offer. You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this exchange offer other than the information and representations contained in this document or in the related Election Form. If anyone makes any recommendation or representation to you or gives you any information, you should not rely upon that recommendation, representation or information as having been authorized by us.

SUMMARY TERM SHEET — QUESTIONS AND ANSWERS
     The following are answers to some of the questions that you may have about this exchange offer. We encourage you to carefully read the remainder of this Offer to Exchange Certain Outstanding Stock Options for New Stock Options document and the accompanying Election Form. Where appropriate, we have included references to the relevant sections of this document where you can find a more complete description of the topics in this summary.

No.	Question	Page
Q22.	What happens if, after the grant date of the new options, my new options end up being underwater again?	7

Q23.	What happens to eligible options that I choose not to tender or that are not accepted for exchange in this exchange offer?	7

Q24.	If I tender eligible options in this exchange offer, am I giving up my rights to them?	8

Q25.	How long do I have to decide whether to participate in this exchange offer?	8

Q26.	What will be the sequence of events should I decide to participate in this exchange offer?	8

Q27.	How do I tender my eligible options for exchange?	8

Q28.	When and how can I withdraw previously tendered eligible options?	9

Q29.	How will I know whether you have received my Election Form or my Notice of Withdrawal?	9

Q30.	What will happen if I do not return my Election Form by the deadline?	9

Q31.	What if I have questions regarding this exchange offer, or if I need additional copies of this document or any documents attached hereto or referred to herein?	10
Q1. Why is Aspect making this exchange offer?
     We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. We rely on highly skilled and educated technical and managerial employees to implement our strategic initiatives, expand and develop our business and satisfy customer needs. Competition for these types of employees, particularly in the medical devices industry, is intense and many companies use stock options as a means of attracting, motivating and retaining their best employees. At Aspect, stock options constitute a key part of our incentive and retention programs because our board of directors believes that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.
     We are making this exchange offer because many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock. As a result, for many employees, these options do not provide the incentive and retention value that our board of directors believes is necessary to motivate our employees to increase long-term stockholder value. We believe that the opportunity to exchange eligible options for new options exercisable for fewer shares of our common stock at a lower per share exercise price, together with a new minimum vesting requirement, represents a reasonable and balanced exchange program with the potential for a significant positive impact on employee retention, motivation and performance.
     See Section 2 (“Purpose of This Exchange Offer”) for more information.
Q2. Who is eligible to participate in the exchange offer?
     An “eligible optionholder” is a person who:
•	is employed by Aspect or one of our subsidiaries on the date this exchange offer commences; and

•	continues to be an employee of Aspect or one of our subsidiaries on, and has not submitted or received a notice of termination of employment on or prior to, the date the new options are granted.
     The exchange offer will be open to all of our domestic and certain of our non-U.S. employees, excluding our executive officers and directors, who hold eligible options. Our directors and executive officers are not eligible to participate in the exchange offer. ~~We may exclude employees located outside of the United States if, for any reason, we believe that their participation would be inadvisable or impractical. Therefore, we reserve the right to withdraw the exchange offer in any particular jurisdiction. If we withdraw the exchange offer in a particular jurisdiction, the exchange offer will not be made to, nor will tenders be accepted from or on behalf of, optionholders in that jurisdiction.~~
     See Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”) for more information.

Q3. What options are eligible to be tendered in the exchange offer?
     Under the exchange offer, eligible optionholders will be able to elect to exchange outstanding eligible options for new options. Eligible options are Aspect stock options granted under our 1998 Stock Incentive Plan or our 2001 Stock Incentive Plan, each as amended, with a per share exercise price (a) greater than or equal to $15.00 and (b) greater than the closing price of our common stock on Nasdaq on the expiration date of the exchange offer.
     See Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”) for more information.
Q4. What are the conditions of this exchange offer?
     This exchange offer is subject to a number of conditions with regard to events that could occur prior to the expiration of this exchange offer and which are more fully described in Section 6 (“Conditions of This Exchange Offer”). This exchange offer is not conditioned upon a minimum number of eligible options being tendered or a minimum number of eligible optionholders participating. If any of the events described in Section 6 (“Conditions of This Exchange Offer”) occurs, we may terminate, extend or amend this exchange offer at any time prior to the expiration of the exchange offer.
Q5. Are there any differences between my new options and my eligible options?
     Each “new option” will be granted under our 2001 Stock Incentive Plan, as amended. Each new option will have certain different terms and conditions from the eligible option surrendered for such new option.
     All new options will be nonstatutory options regardless of whether the eligible options exchanged therefor were incentive stock options or nonstatutory stock options. See Section 13 (“Material United States Tax Consequences”) for more information about nonstatutory stock options and incentive stock options. See Question 6 (“What will be the per share exercise price of my new options?”), Question 7 (“How many shares will I be able to acquire upon the exercise of my new options?”), Question 8 (“When will my new options vest?”), Question 9 (“When will my new options expire?”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) for more information.
Q6. What will be the per share exercise price of my new options?
     New options will have a per share exercise price equal to the closing price of our common stock as reported on Nasdaq on the day the exchange offer expires. The per share exercise price of new options granted pursuant to this exchange offer will be lower than the per share exercise price of eligible options.
     ~~We cannot predict the per share~~While we will notify you of the exercise price of ~~the new options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your eligible options. In particular, we recommend that you obtain market quotations for our common stock on the expiration date~~new options after Nasdaq closes on the expiration date of the exchange offer so you can determine whether it is appropriate for you to participate in the exchange offer before your decision to participate or not becomes irrevocable, we cannot currently predict the per share exercise price of the new options.
     See Section 7 (“Price Range of Our Common Stock”) for information concerning our historical common stock prices.
Q7. How many shares will I be able to acquire upon the exercise of my new options?
     ~~The ratio of shares of common stock underlying exchanged eligible options to shares of common stock underlying new options is expected to fall within a range of 3:1 to 350:1, with the majority of shares underlying exchanged options being within a range of 3:1 to 5:1, based on the relative fair value of the exchanged eligible options to the new options.~~Your new options will represent the right to purchase fewer shares of our common stock than your eligible options tendered for exchange. The number of shares underlying your new options will be determined using an exchange ratio, which will be based upon the fair value of your eligible options and the fair value of your new options, which value will be calculated using the Black-Scholes option valuation model. The Black-Scholes option valuation model will take into account (i) the closing price of our common stock on Nasdaq on the expiration date, (ii) the exercise price of the option, (iii) the expected volatility of our common stock over the projected life of the option, (iv) the estimated expected life of the option, (v) the risk-free interest rate over the projected life of the option, and (vi) the expected dividends on our common stock. We intend for the fair value of the new options to be approximately equal to the fair value of the eligible options surrendered based on the Black-Scholes valuation assumptions made as of the expiration of the exchange offer. The exchange ratios separately apply to each eligible option. This means that if you hold various eligible options, they may each be subject to a different exchange ratio.

     We have provided a table in Section 8 (“Source and Amount of Consideration; Terms of New Options”) setting forth hypothetical exchange ratios that would be used in the exchange offer assuming various closing prices on the expiration date. However, to ensure that you will have the information you need to make an informed decision based on the number of shares underlying new options that will be granted for exchanged eligible options, after Nasdaq closes on the expiration date, we will post on our Intranet the closing price of our common stock for that day (which will be the new option per share exercise price) and the final exchange ratios for the eligible options and also deliver to you (by e-mail or other method) a notification of these terms. We will also provide you with a calculator that will allow you to calculate the number of shares underlying new options that you would receive in exchange for your eligible options based on the final exchange ratios. Finally, shortly after 4:00 p.m., Eastern Time, on the expiration date, we will host a meeting via conference call for all eligible optionholders both as a further means of disclosing the final exchange ratios and to answer any remaining questions that you may have. Designated Aspect employees will be available by telephone from the time at which the final exchange ratios are delivered to you until 11:59, p.m., Eastern Time, on the expiration date to respond to any questions that you may have with respect to the offer, the final exercise price or the exchange ratios. You will have until 11:59 p.m., Eastern Time, on the expiration date (currently expected to be July 7, 2009) to make an election by completing and submitting an election form or change any previous election you have made by completing and submitting a withdrawal form, to Kelley Forrest, Sr. Director, Human Resources, at Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062.
     See Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”) for more information.
     See Section 8 (“Source and Amount of Consideration; Terms of New Options”) for more information.
Q8. When will my new options vest?
     Under the proposed option exchange program, each new option will have a new expiration date of six years from the date of grant and the following vesting schedule:
•	new options granted in exchange for eligible options that were fully vested and exercisable as of the day that the exchange offer expires will vest based on the vesting schedule of the exchanged option, except that the new option will vest over one year; and

•	new options granted in exchange for eligible options that were not fully vested as of the day that the exchange offer expires will vest based on the vesting schedule of the exchanged option, except that the new option will vest over that number of months as is equal to (a) the number of months of vesting remaining under the exchanged option at the time the exchange offer expires, plus (b) 12 months.
     You should also keep in mind that, as discussed below, if you exchange eligible options for new options and you cease to be employed by us before the shares subject to the new options vest, you will forfeit any unvested portion of your new options, even if the eligible options that you surrendered to receive the new options were vested at the time the eligible options were surrendered.
     See Section 8 (“Source and Amount of Consideration; Terms of New Options”) for more information.
Q9. When will my new options expire?
     Each new option will have an expiration date, which will be the date that is six years from the date of grant. If the exchange offer terminates on the scheduled expiration date, which is July 7, 2009, the new option grant date will be July 7, 2009, and the expiration date for each new option will be July 6, 2015.
Q10. If I participate in this exchange offer and my tendered options are accepted, when will I receive my new options?
     We will cancel all properly tendered eligible options following the expiration of the exchange offer. The grant date of the new options will be the same day that the offer expires. For example, if the exchange offer terminates on the scheduled expiration date, which is July 7, 2009, then we will accept and cancel all properly tendered eligible options, and the new option grant date will be July 7, 2009. If the period of the exchange offer is extended, then the cancellation and the new option grant date will be similarly extended.
     See Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) for more information.
Q11. What happens to my new options if I cease to be employed by Aspect?
     The new options will be treated in the same manner as the eligible options would have been treated when an employee ceases to be employed by Aspect. Generally, if an eligible optionholder ceases to be employed by us, any new option held by such optionholder will not continue to vest and any unvested portion of the new option will be cancelled as of the eligible optionholder’s date of termination. Any vested, unexercised portion of the new option will generally be exercisable for three months after termination.
     Nothing in this exchange offer should be construed to confer upon you the right to remain an employee of Aspect or one of our subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our employ until the grant date for the new options or thereafter.
     See Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of this Exchange Offer”) for more information.
Q12. Must I participate in this exchange offer?
     No. Participation in the exchange offer is completely voluntary. If you choose not to participate, you will keep all of your outstanding stock options, including your eligible options, you will not receive new options under the exchange offer and no changes will be made to the terms of your currently outstanding options.
Q13. How should I decide whether or not to exchange my eligible options for new options?
     Aspect is providing ~~as much~~ information ~~as possible~~ to assist you in making your own informed decision. You may seek further advice from your own legal, tax and/or financial advisors. No one from Aspect is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.
     Please also review the “Risk Factors” that appear after this Summary Term Sheet.
Q14. Why can’t you just grant eligible optionholders more options?
     Granting more options would increase the number of shares subject to outstanding options. The increase in the number of shares subject to outstanding options would expose our stockholders to potential dilution and may place downward pressure on our stock price even if a substantial portion of the outstanding options are out of the money, meaning their per share exercise prices are lower than the price at which Aspect’s common stock is currently trading, and not likely to be exercised. We designed the exchange offer to avoid the potential dilution in ownership to our stockholders that would result if we granted employees additional options to supplement their out-of-the-money options. In addition, granting more options would more quickly exhaust the current pool of shares available for future grant of options or other equity awards under our 2001 Stock Incentive Plan, as amended.
     See Section 2 (“Purpose of This Exchange Offer”) for more information.
Q15. How do I find out how many eligible options I have and what their exercise prices are?
     You can at any time confirm the number of options that you have, their grant dates, remaining term, exercise prices, vesting schedule and other information by logging in and reviewing your account on https://us.etrade.com/e/t/home and entering your user ID and password. Once logged in, your stock plan summary will be on the screen. To view each grant, click on the link to the ASPM Stock Plan. If you have forgotten your USER ID or Password, you must call E*Trade Customer Service at 1-800-838-0908 or 678-624-6210 to have it reset. You may also request information about your options by mailing Kelley Forrest, Sr. Director, Human Resources, at Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062, by calling her at (617) 559-7110 or by sending her an email at kforrest@aspectms.com.
Q16. Can I exchange fewer than all my eligible options?
     No. An eligible optionholder who holds more than one eligible option will only be permitted to exchange all or none of his or her eligible options for new options.
Q17. Can I exchange options that I have already fully exercised?
     No. This exchange offer applies only to outstanding eligible options. An option that has been fully exercised is no longer outstanding.
Q18. Can I exchange the remaining portion of an eligible option that I have already partially exercised?
     Yes. If you previously exercised an eligible option in part, the remaining unexercised portion of the eligible option could be exchanged under this exchange offer.

Q19.	What if I am on an authorized leave of absence on the date of this exchange offer or on the grant date of the new options?
     Any eligible optionholder who is on an authorized leave of absence will be able to participate in this exchange offer. If you tender an eligible option and you are on an authorized leave of absence on the grant date of the new option, you will be entitled to receive a new option on the grant date as long as all eligibility requirements are still met.

Q20.	What if my employment with Aspect ends before the expiration date of the exchange offer?
     If you have tendered eligible options under this exchange offer and you cease to be employed by us for any reason, or if you receive or submit a notice of termination of employment, before the exchange offer expires, you will no longer be eligible to participate in the exchange offer, and we will not accept your eligible options for cancellation. In that case, you generally may be able to exercise your existing options for a limited time after your termination date to the extent they are vested and in accordance with their terms. Even if you are an eligible optionholder throughout the exchange offer period, you will not be eligible to receive a new option unless you continue to be an Aspect employee through the new option grant date and have not received or submitted a notice of termination on or before the new option grant date.
     Nothing in this exchange offer should be construed to confer upon you the right to remain an employee of Aspect or one of our subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our employ until the grant date for the new options or thereafter.

Q21.	What are the tax consequences to me of this exchange offer?
     We believe the exchange of eligible options for new options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal income tax purposes upon grant of the new options. The new options will be nonstatutory stock options even if your eligible options are incentive stock options. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences. If you are taxable outside the U.S., please be sure to read Schedule A attached to this exchange offer document, which discusses the tax consequences of participating in this exchange offer to persons taxable in non-U.S. jurisdictions.
     Even if you do not participate in the exchange offer, if your eligible options are incentive stock options, it is possible that some of your eligible options may become nonstatutory stock options, depending on your personal circumstances.
     See Section 13 (“Material United States Tax Consequences”) for more information, including information about the differences between nonstatutory stock options and incentive stock options.
     We advise all eligible optionholders who may consider exchanging their eligible options to meet with their own tax advisors with respect to the federal, state, local and non-U.S. tax consequences of participating in this exchange offer.

Q22.	What happens if, after the grant date of the new options, my new options end up being underwater again?
     The exchange offer is a one-time opportunity because the proposal approved by our stockholders only authorized a single exchange. We can provide no assurance as to the possible price of our common stock at any time in the future. We have no plans to offer optionholders another opportunity to exchange underwater options for replacement options.

Q23.	What happens to eligible options that I choose not to tender or that are not accepted for exchange in this exchange offer?
     This exchange offer will have no effect on eligible options that you choose not to tender, that you tender but validly withdraw prior to the expiration of the exchange offer, or on eligible options that are not accepted for exchange in this exchange offer.

Q24.	If I tender eligible options in this exchange offer, am I giving up my rights to them?
     Yes. When you tender, and do not validly withdraw, your eligible options and we accept them for exchange, those eligible options will be cancelled and you will no longer have any rights to them. We expect to accept and cancel all properly tendered eligible options that have not been validly withdrawn and that have a per share exercise price (a) greater than or equal to $15.00 and (b) greater than the closing price of our common stock on Nasdaq on the expiration date of the exchange offer.

Q25.	How long do I have to decide whether to participate in this exchange offer?
     This exchange offer expires at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009. No exceptions will be made to this deadline, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of this exchange offer at any time. If we extend this exchange offer, we will publicly announce the extension and the new expiration date no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date.
     See Section 14 (“Extension of Exchange Offer; Termination; Amendment”) for more information.

Q26.	What will be the sequence of events should I decide to participate in this exchange offer?

Exchange Election Period	You may elect to participate in this exchange offer during this time.	From June 8, 2009 until July 7, 2009 at 11:59 p.m., Eastern Time, unless the offer is extended or terminated.

Determination of Exercise Price of New Options and Exchange Ratios	The exercise price of new options will be equal to the closing price of our common stock on Nasdaq on the expiration date and we will determine the exchange ratios based on this closing price. We will notify you of the exercise price and the exact exchange ratios after 4:00 p.m., Eastern Time, on the expiration date.	After 4:00 p.m., Eastern Time, on July 7, 2009, unless the offer is extended or terminated.

Cancellation Date and Exchange Date	All elections and withdrawals will be final as of 11:59 p.m., Eastern Time, on the expiration date and this is the date on which exchanged options will be cancelled and new options will be granted.	July 7, 2009, unless the offer is extended or terminated.

Q27.	How do I tender my eligible options for exchange?
     If you are an eligible optionholder on the date that you choose to tender your eligible options, you may tender your eligible options at any time before this exchange offer expires at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009. If we extend the exchange offer beyond that time, you may tender your eligible options at any time until the extended expiration of the exchange offer.
     To validly tender your eligible options, you must deliver a properly completed and signed Election Form, and any other documents required by the Election Form, to the attention of Kelley Forrest, Sr. Director, Human Resources, by hand, by interoffice mail, by facsimile to (617)-344-6126, by regular or overnight mail to Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062, or by email (by PDF or similar imaged document file) to kforrest@aspectms.com.
     You do not need to return your stock option agreements relating to any tendered eligible options, as they will be automatically cancelled if we accept your eligible options for exchange.
     Your eligible options will not be considered tendered until we receive a properly completed and signed Election Form. We must receive your properly completed and signed Election Form before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009. If you miss this deadline, you will not be permitted to participate in this exchange offer.
     We will accept delivery of the signed Election Form only by hand, by interoffice mail, by facsimile, by regular or overnight mail or by email (by PDF or similar imaged document file). The method of delivery is at your own election and risk. You are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form on time.
     We reserve the right to reject any or all tenders of eligible options that we determine are not in appropriate form or that we determine would be unlawful to accept. Subject to our rights to extend, terminate and amend this exchange offer, we expect to accept all properly tendered options that have not been validly withdrawn and that have a per share exercise price (a) greater than or equal to $15.00 and (b) greater than the closing price of our common stock on Nasdaq on the expiration date of the exchange offer.
     See Section 3 (“Procedures for Tendering Eligible Options”) for more information.

Q28.	When and how can I withdraw previously tendered eligible options?
     You may withdraw your tendered eligible options at any time before the exchange offer expires at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009. If we extend the exchange offer beyond that time, you may withdraw your tendered eligible options at any time until the extended expiration of the exchange offer.
     To withdraw tendered eligible options, you must deliver to us a properly completed and signed Notice of Withdrawal with the required information while you still have the right to withdraw the tendered eligible options. The Notice of Withdrawal may be delivered by any of the means indicated for a valid tender as discussed in Question ~~26~~27 above.
     If you miss this withdrawal deadline but remain an eligible optionholder, any previously tendered eligible options will be cancelled and exchanged pursuant to this exchange offer. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Notice of Withdrawal we receive before the expiration of the offer.
     The method of delivery is at your own election and risk. You are responsible for making sure that the Notice of Withdrawal is delivered to us. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Notice of Withdrawal on time.
     Once you have withdrawn eligible options, you may re-tender eligible options only by again following the procedures described for validly tendering options in this exchange offer as discussed in Question ~~26~~27 above.
     See Section 4 (“Withdrawal Rights”) for more information.

Q29.	How will I know whether you have received my Election Form or my Notice of Withdrawal?
     We will send you an email or other form of communication, as appropriate, to confirm receipt of your Election Form or Notice of Withdrawal shortly after we receive it. However, it is your responsibility to ensure that we receive your Election Form or Notice of Withdrawal, as applicable, prior to the expiration date of the exchange offer.

Q30.	What will happen if I do not return my Election Form by the deadline?
     If we do not receive your Election Form by the deadline, then all eligible options held by you will remain outstanding at their original exercise price and subject to their original terms. If you prefer not to tender any of your eligible options for exchange in this exchange offer, you do not need to do anything.

Q31.	What if I have questions regarding this exchange offer, or if I need additional copies of this document or any documents attached hereto or referred to herein?
     You should direct questions about this exchange offer (including requests for additional or paper copies of this exchange offer and other exchange offer documents) to Kelley Forrest, Sr. Director, Human Resources, at:
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Phone: (617) 559-7110
Facsimile: (617) 344-6126
Email: kforrest@aspectms.com

RISK FACTORS
     Participation in this exchange offer involves a number of potential risks and uncertainties, including those described below. You should consider, among other things, these risks and uncertainties before deciding whether or not to request that we exchange your eligible options in the manner described in this exchange offer.
Risks Related to This Exchange Offer
You will receive new options covering fewer shares than the eligible options that you tender for exchange under this exchange offer.
     We have designed the exchange offer to make the issuance of the new options accounting expense neutral to Aspect, which means that the number of shares represented by a new option will be determined using an exchange ratio designed to result in the fair value, for accounting purposes, of the new option being equal to the fair value of the eligible option tendered for exchange at the time the new option is granted. As a result, you will be issued new options that will represent the right to purchase fewer shares than the eligible options tendered for exchange. The exchange ratios used to determine the actual number of shares that you will have the right to purchase under the new option will be based upon the closing price of our common stock as reported on Nasdaq on the expiration date of the exchange offer, as well as various valuation assumptions under the Black-Scholes option valuation model, and thus you will not know the actual number of shares that you will have the right to purchase under the new option at the time that you tender your eligible options for exchange.
If the price of our common stock increases after the date on which you surrender your eligible options, your surrendered eligible options might have been worth more than the new options that you received in exchange for them.
     Because you will receive new options covering fewer shares than the eligible options surrendered, it is possible that, at some point in the future, your exchanged eligible options would have been economically more valuable than the new options issued pursuant to this exchange offer. For example, assume, for illustrative purposes only, that you exchange an eligible option for 20,000 shares with a per share exercise price of $20.00, that you receive a new option for 4,200 shares and the per share exercise price of the new option is $10.00, and three years after the new grant date the price of our common stock has increased to $30.00 per share. Under this example, if you had kept your exchanged eligible option and sold all 20,000 shares at $30.00 per share, you would have realized a pre-tax gain of $200,000, but if you exchanged your eligible option and sold the shares subject to the new option, you would only realize a pre-tax gain of $84,000.
If you exchange eligible options for new options and you cease providing services to us before the shares represented by the new options vest, you will forfeit any unvested portion of your new options.
     If you elect to participate in this exchange offer, the vesting of the new option issued to you will be subject to an extended vesting schedule. New options granted in exchange for eligible options that were vested and exercisable as of the expiration of the exchange offer shall vest based on the vesting schedule of the exchanged option until 100% of the underlying shares are vested on the one year anniversary of the new option’s grant date. This means that you will be required to continue working for Aspect for one year from the new option grant date in order for the new option to become fully vested.
     New options granted in exchange for eligible options that were unvested as of the day that the exchange offer expires will vest based on the vesting schedule of the exchanged option, except that the option shall vest over that number of months equal to (a) the number of months of vesting remaining under the exchanged option at the time the exchange offer expires, plus (b) 12 months. If your employment terminates for any reason before the new option becomes fully vested and exercisable, you will forfeit the then-unvested portion of your new option.
     The unvested portion of your new option may terminate under certain other circumstances prior to becoming fully vested, including if Aspect were to be acquired.
     You should carefully consider the relative benefit to you of the vesting your eligible options have already accrued, compared to the benefit of a lower-priced option with a longer vesting period. If our stock price increases in the future to a value above the per share exercise price of an eligible option you surrendered in the exchange offer, you could conclude that it would have been preferable to have retained the eligible option with its higher price and greater amount of accrued vesting rather than have tendered it for the lower-priced new option with re-started vesting.
     Nothing in this exchange offer should be construed to confer upon you the right to remain an employee of Aspect. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our employ until the grant date for the new options or thereafter.
     If you are subject to the tax laws of another country, even if you are a resident of the United States, you should be aware that there may be other tax and social insurance consequences that may apply to you.

     If you are subject to taxation by any non-U.S. jurisdiction, you should read Schedule A attached to this exchange offer document. Schedule A discusses the tax consequences of participating in this exchange offer in any non-U.S. jurisdictions. You should also be certain to consult your own tax advisors to discuss these consequences.
Risks Related to Our Business and Common Stock
     You should carefully review the risk factors contained in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 and also the other information provided in this document and the other materials that we have filed or may file in the future with the Securities and Exchange Commission, or SEC, before making a decision on whether or not to tender your eligible options. You may access these filings electronically at the SEC’s Internet site at http://www.sec.gov . In addition, we will provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 16 (“Additional Information”) for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review these reports.

THE EXCHANGE OFFER
Section 1. Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer.
     Upon the terms and subject to the conditions of this Offer to Exchange Certain Outstanding Stock Options for New Stock Options, or the exchange offer or the offer, Aspect Medical Systems, Inc., which we also refer to in this document as we, us or Aspect, is making an offer to eligible optionholders to exchange some or all of their eligible options that are properly tendered in accordance with Section 3 (“Procedures for Tendering Eligible Options”) and not validly withdrawn pursuant to Section 4 (“Withdrawal Rights”) before the expiration date of this exchange offer for new options with a per share exercise price equal to the closing price of our common stock as reported on Nasdaq on the grant date, which will be the same day that the exchange offer expires.
     “Eligible options” are stock options to purchase shares of Aspect common stock, under our 1998 Stock Incentive Plan, as amended, or our 2001 Stock Incentive Plan, as amended, with a per share exercise price (a) greater than or equal to $15.00 and (b) greater than the closing price of our common stock on Nasdaq on the expiration date of the exchange offer.. The foregoing per share exercise price threshold will be proportionately adjusted to reflect any stock split, reverse stock split, stock dividend, combination or reclassification of our common stock occurring after the commencement date and before the expiration date of this exchange offer.
     You are an “eligible optionholder” if:
•	you are an employee of Aspect or one of our subsidiaries on the date this exchange offer commences; and

•	you continue to be an employee of Aspect or one of our subsidiaries on, and have not submitted or received a notice of termination of employment on or prior to, the date the new options are granted.
     The option exchange program will be open to all of our domestic and certain of our non-U.S. employees, excluding our executive officers and directors, who hold eligible options. Our directors and executive officers are not eligible to participate in this exchange offer.
     ~~We may exclude employees located outside of the United States if, for any reason, we believe that their participation would be inadvisable or impractical. Therefore, we reserve the right to withdraw the exchange offer in any particular jurisdiction. If we withdraw the exchange offer in a particular jurisdiction, the exchange offer will not be made to, nor will tenders be accepted from or on behalf of, optionholders in that jurisdiction.~~
•	You will not be eligible to tender eligible options or receive new options if you cease to be an eligible optionholder for any reason prior to the grant date of the new options, including by reason of retirement, disability or death. An employee who is on an authorized leave of absence and is otherwise an eligible optionholder on such date will be eligible to tender eligible options in this exchange offer. If you tender your eligible options and they are accepted and cancelled in this exchange offer and you are on an authorized leave of absence on the new option date, you will be entitled to receive new options on that date as long as you are otherwise eligible to participate in our 2001 Stock Incentive Plan, as amended. Leave is considered “authorized” if it was approved in accordance with our policies. However, an employee who resigns or receives a “notice of termination” (as defined below) at any time before the grant date of the new options is not eligible to receive new options.
     If you choose to participate in this exchange offer and tender eligible options for exchange, and if we accept your tendered eligible options, you will receive “new options” that will have substantially the same terms and conditions as the eligible options you surrendered, except that:

•	your new option will represent the right to purchase fewer shares of our common stock than the eligible option tendered for exchange. The ~~ratio of shares underlying exchanged eligible options to shares underlying new options is expected to fall within a range of 3:1 to 350:1, with the majority of shares underlying exchanged options being within a range of 3:1 to 5:1, based on the relative fair value of the exchanged eligible options to the new options. The~~ number of shares underlying your new option will be determined using an exchange ratio ~~designed to result in~~ that is intended to ensure that the fair value, for accounting purposes, of the new option ~~being~~is approximately equal to the fair value of the eligible option tendered for exchange at the time the new option is granted. The values used to determine the exchange ratios ~~used in the exchange offer~~ will be ~~calculated~~determined by an independent third party using the Black-Scholes option valuation ~~model and based upon.~~ The Black-Scholes option valuation model will take into account (i) the closing price of our common stock ~~as reported on Nasdaq on the day that the exchange offer expires~~on Nasdaq on the expiration date of the exchange offer, (ii) the exercise price of the option, (iii) the expected volatility of our common stock over the projected life of the option, (iv) the estimated expected life of the option, (v) the risk-free interest rate over the projected life of the option, and (vi) the expected dividends on our common stock. Because the Black-Scholes valuation model takes into account the closing price of our common stock on the expiration date of the exchange offer the Black-Scholes value of the new options and eligible options as well as the exact exchange ratios will not be known until shortly after 4:00 p.m., Eastern Time, on the expiration date. Below is a table setting forth hypothetical exchange ratios that would be used in the exchange offer assuming various closing prices of our common stock on the expiration date. After 4:00 p.m., Eastern Time, on the expiration date, we will distribute by e-mail to all eligible option holders the exact ratios to be used in the exchange offer. The exchange ratios separately apply to each eligible option based upon the exercise price of such options. This means that if you hold various eligible options, they may each be subject to a different exchange ratio;

•	the per share exercise price of your new option will be equal to the closing price of our common stock as reported on Nasdaq on the date we grant the new options, which will be same day that the exchange offer expires;

•	new options granted in exchange for eligible options that were fully vested and exercisable as of the day that the exchange offer expires will vest based on the vesting schedule of the exchanged option, except that the option will vest over one year. For example, if a new option to purchase 400 shares is granted in exchange for an eligible option that vests monthly and is vested as to all 400 shares on the date the exchanges offer expires, the new option will vest as to 1/12 th of the shares each month until the one-year anniversary of the grant date, on which date 100% of the option, or 400 shares, will be vested. New options granted in exchange for eligible options that were not fully vested as of the day that the exchange offer expires will vest based on the vesting schedule of the exchanged option, except that the new option will vest over that number of months as is equal to (a) the number of months of vesting remaining under the exchanged option at the time the exchange after expires, plus (b) 12 months. For example, if a new option to purchase 400 shares is granted in exchange for an eligible option that vests monthly, has vested with respect to 250 of the shares underlying the option and has 18 months of vesting remaining, such new option would vest monthly over 30 months, so that each month following the new option grant date, 13.33 additional shares will be vested until the 30 th month following the grant date, on which date 100% of the option, or all 400 shares, will be vested. Because we expect to grant the new options on the day the exchange offer expires, the new option grant date should be the same day that the exchange offer expires. If the expiration date is extended, then the new option grant date will be similarly extended;

•	each new option will expire no later than the sixth anniversary of its date of grant; and

•	each new option will be a nonstatutory stock option even if the eligible option was an incentive stock option.
Table of Hypothetical Exchange Ratios Based On Various Assumed Closing Prices of Our Common Stock on July 7, 2009
     In the following table, we have assumed that the closing price of our common stock on Nasdaq on the expiration date of the offer will be $5.44, which is equal to the 45-day trailing average closing price of our common stock for the 45-day period prior to June 18, 2009. We have also included additional closing prices that represent both 10% ($5.98) and 20% ($6.53) upward and 10% ($4.90) and 20% ($4.35) downward declines in the assumed closing price. We have selected a volatility spread of up to 20% based upon our common stock’s average volatility over the 45-day period prior to June 18, 2009.

Exchange Ratios for Eligible Options Granted Under 1998 Plan

Exercise	Exchange	Exchange	Exchange	Exchange	Exchange
Price of	Ratio - $4.35	Ratio - $4.90	Ratio - $5.44	Ratio - $5.98	Ratio - $6.53
Eligible	Closing Stock	Closing Stock	Closing Stock	Closing Stock	Closing Stock
Option	Price	Price	Price	Price	Price
$15.000	112:1	66:1	43:1	30:1	22:1

$23.625	77:1	52:1	38:1	30:1	22:1

$24.500	93:1	62:1	45:1	33:1	26:1

$28.625	570:1	312:1	207:1	140:1	97:1

$47.875	70344:1	20000:1	7500:1	7500:1	4438:1

Exchange Ratios for Eligible Options Granted Under 2001 Plan

Exercise	Exchange	Exchange	Exchange	Exchange	Exchange
Price of	Ratio - $4.35	Ratio - $4.90	Ratio - $5.44	Ratio - $5.98	Ratio - $6.53
Eligible	Closing Stock	Closing Stock	Closing Stock	Closing Stock	Closing Stock
Option	Price	Price	Price	Price	Price
$15.230	4:1	4:1	3:1	3:1	3:1

$15.590	3:1	3:1	3:1	3:1	2:1

$15.660	4:1	4:1	4:1	4:1	3:1

$16.150	3:1	3:1	3:1	3:1	3:1

$16.980	3:1	3:1	3:1	3:1	3:1

$17.000	4:1	4:1	4:1	3:1	3:1

$17.300	4:1	4:1	4:1	4:1	4:1

$17.990	4:1	4:1	4:1	4:1	3:1

$18.200	4:1	4:1	4:1	4:1	3:1

$20.610	4:1	4:1	4:1	4:1	3:1

$26.790	5:1	4:1	4:1	4:1	3:1

$27.000	4:1	4:1	4:1	4:1	4:1

$29.250	5:1	5:1	5:1	5:1	4:1

$31.800	5:1	5:1	5:1	5:1	4:1

$32.330	5:1	5:1	5:1	5:1	5:1

$34.900	6:1	5:1	5:1	5:1	5:1

     The number of shares subject to each new option will be determined by (a) calculating an exchange ratio equal to the value of a new option divided by the value of an eligible option exchanged for that new option, calculated as of the expiration date, and (b) dividing the number of shares subject to the eligible option grant by the applicable exchange ratio, adjusted, if necessary, to eliminate any fractional shares. For purposes of applying the exchange ratios, fractional shares underlying new options will be rounded down to the nearest whole share underlying such new option on a grant-by-grant basis. The following is an illustrative example based upon the foregoing table:
     Assuming that the closing price of our common stock on the date of the expiration of the offer is $5.44, an eligible option to purchase 400 shares granted under the 2001 Plan with a per share exercise price of $17.00 will have an exchange ratio of 4:1. Therefore, this eligible option will be exchangeable for a new option to purchase 100 shares, which is equal to the number of shares underlying the eligible option, or 400, divided by 4.
     The exchange ratios shown in the table above illustrate the difference between the relatively lower estimated fair values of eligible options with higher exercise prices compared to the correspondingly higher estimated fair values of eligible options with lower exercise prices. The exchange ratios are derived from the option’s fair value using a Black-Scholes valuation methodology that weighs, among other things. exercise price and remaining term to expiration. The higher the eligible option’s exercise price and the lower the closing price of our common stock on the expiration date, the lower the relative value of the exchanged eligible option, which results in a higher exchange ratio and fewer shares underlying the new option. Longer terms to expiration have the opposite effect, resulting in higher values and, therefore, lower exchange ratios and more shares underlying new options.
     This exchange offer is scheduled to expire at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009, or the expiration date, unless and until we, in our sole discretion, extend the expiration date of the exchange offer or we are required to extend the expiration date because we materially change the terms of the exchange offer or the information concerning the exchange offer, increase or decrease the amount of consideration offered for the eligible options, increase or decrease the number of eligible options that may be tendered in the exchange offer or waive a material condition of the exchange offer.
     We do not make any recommendation as to whether or not you should tender your eligible options, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this exchange offer and consult your own legal, financial and/or tax advisors. You must make your own decision whether to tender your eligible options for exchange.
     Nothing in this exchange offer should be construed to confer upon you the right to remain an employee of Aspect or one of our subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our employ until the grant date for the new options or thereafter.
     If you exchange eligible options for new options and you cease to be employed by us before the new options fully vest, you will forfeit any unvested portion of your new options, even if the eligible options that you surrendered to receive the new options were vested at the time the eligible options were surrendered.
Section 2. Purpose of This Exchange Offer.
     We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. We rely on highly skilled and educated technical and managerial employees to implement our strategic initiatives, expand and develop our business and satisfy customer needs. Competition for these types of employees, particularly in the medical devices industry, is intense and many companies use stock options as a means of attracting, motivating and retaining their best employees. At Aspect, stock options constitute a key part of our incentive and retention programs because our board of directors believes that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.
     Many of our employees now hold stock options with per share exercise prices significantly higher than the current market price of our common stock. For example, on June 1, 2009, the closing price of our common stock on Nasdaq was $5.55 per share and eligible optionholders held outstanding stock options exercisable for approximately 1,147,325 shares of our common stock that had per share exercise prices of $15.00 or more. These options were generally issued at varying times prior to November 2007. Although we continue to believe that stock options are an important component of our employees’ total compensation, many of our employees view these existing underwater options that have per share exercise prices in excess of $15.00 as having little or no value due to the significant difference between the per share exercise prices and the current market price of our common stock. As a result, for many employees, these options are ineffective at providing the incentive and retention value that our board of directors believes is necessary to motivate our employees to increase long-term stockholder value. We believe that the opportunity to exchange eligible options for new options exercisable for fewer shares, together with a new minimum vesting requirement, represents a reasonable and balanced exchange program with the potential for a significant positive impact on employee retention, motivation and performance.
     In addition to the underwater options having little or no retention value, they also would remain outstanding until they are exercised or expire unexercised. These outstanding options expose our stockholders to potential dilution and may place downward pressure on our stock price even if they are underwater and not likely to be exercised. This potential dilution and downward pressure caused by outstanding stock options is referred to as overhang. This exchange offer will, to the extent eligible options are tendered, reduce the number of underwater options that are outstanding. Eligible optionholders will receive stock options covering fewer shares than the options surrendered. As a result, the number of shares subject to all outstanding equity awards will also be reduced. Based on the number of eligible options outstanding on June 1, 2009, if all eligible options are exchanged, then options to purchase approximately 1,147,325 shares would be surrendered and cancelled and new options covering approximately 255,162 shares would be issued. This would result in a net reduction in outstanding stock options by approximately 892,163 shares, or approximately 5.1% of the number of shares of our common stock outstanding as of June 1 , 2009. The actual reduction in the number of stock options outstanding that may result from this exchange offer could vary significantly and is dependent upon the actual level of participation in the exchange offer. All eligible options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.
     We do not make any recommendation as to whether or not you should tender your eligible options, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this document and consult your own legal, financial and/or tax advisors. You must make your own decision whether to tender your eligible options for exchange.
Section 3. Procedures For Tendering Eligible Options.
     If you are an eligible optionholder, you may tender all of your eligible options at any time before the expiration date of the exchange offer. Eligible optionholders may not tender fewer than all of their eligible options. The expiration date of the exchange offer is currently scheduled for ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009. If we extend this exchange offer beyond that time, you may tender your eligible options at any time until the extended expiration date of the exchange offer.
     Proper Tender of Eligible Options. To validly tender your eligible options pursuant to this exchange offer you must remain an eligible optionholder and must not have received nor given a notice of termination prior to the expiration date of the exchange offer.
     If you wish to tender all of your eligible options for exchange, you must properly complete and sign the accompanying Election Form and deliver it to us so that we receive it before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later date as may apply if this exchange offer is extended), by one of the following means:
By Mail or Courier
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Attention: Kelley Forrest, Sr. Director, Human Resources
Phone: (617) 559-7110
By Facsimile
Aspect Medical Systems, Inc.
Attention: Kelley Forrest, Sr. Director, Human Resources
Facsimile: (617) 344-6126
By Hand Delivery or Interoffice Mail
Attention: Kelley Forrest, Sr. Director, Human Resources
By Email (by sending a PDF or similar imaged document file)
kforrest@aspectms.com
     Except as described in the following sentence, the Election Form must be signed by the eligible optionholder who tendered the eligible options exactly as such eligible optionholder’s name appears on the Election Form previously submitted. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the Election Form. You do not need to return your stock option agreements relating to any tendered eligible options, as they will be automatically cancelled if we accept your eligible options for exchange.
     We have filed a form of the Election Form as an exhibit to the Tender Offer Statement on Schedule TO, or Schedule TO, that we filed with the SEC on June ~~8~~,[  ], 2009. We have delivered a copy of the Election Form to all eligible optionholders.
     Your eligible options will not be considered tendered until we receive the properly completed and signed Election Form. We must receive your properly completed and signed Election Form before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009. If you miss this deadline or submit an Election Form that is not properly completed as of the deadline, you will not be permitted to participate in this exchange offer. We will accept delivery of the signed Election Form only by hand, by interoffice mail, by facsimile, by regular or overnight mail or by email (by PDF or similar imaged document file). The method of delivery is at your own election and risk. You are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009.
     Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine the number of shares subject to eligible options and all questions as to form of documents and the validity, form, eligibility, time of receipt and acceptance of any tender of eligible options. Neither Aspect nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failing to give notice of any defects or irregularities. No tender of eligible options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering eligible optionholder or waived by us. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties. This is a one-time offer, and we will strictly enforce this offer period, subject only to any extension of the expiration date of the exchange offer that we may grant in our sole discretion. Subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we also reserve the right to waive any of the conditions of this exchange offer or any defect or irregularity in any tender with respect to any particular eligible options or any particular eligible optionholder.
     Our Acceptance Constitutes an Agreement. Your tender of eligible options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this exchange offer and will be controlling, absolute and final, subject to your withdrawal rights under Section 4 (“Withdrawal Rights”) and subject to our acceptance of your tendered eligible options in accordance with Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”). Our acceptance for exchange of eligible options tendered by you pursuant to this exchange offer will constitute a binding agreement between Aspect and you upon the terms and subject to the conditions of this exchange offer.
     Subject to our rights to terminate and amend this exchange offer in accordance with Section 6 (“Conditions of This Exchange Offer”), we expect to accept and cancel all properly tendered eligible options that have not been validly withdrawn and that have a per share exercise price (a) greater than or equal to $15.00 and (b) greater than the closing price of our common stock on Nasdaq on the expiration date of the exchange offer. We expect to grant the new options on the date the exchange offer expires and the options will have a per share exercise price equal to the closing price of our common stock on Nasdaq on the date they are granted. You will be required to enter into a stock option agreement governing the terms of each new stock option issued to you, which we will distribute promptly following the expiration date of the exchange offer. If the expiration date of the exchange offer is extended, then the cancellation date and the new option grant date will be similarly extended.
Section 4. Withdrawal Rights.
     If you elect to accept this exchange offer as to all of your eligible options and later change your mind, you may withdraw your tendered options, and reject this exchange offer, by following the procedure described in this Section 4. Please note that you may not withdraw less than all of your eligible options, just as you may only tender all of your eligible options.
     You may withdraw your tendered options at any time before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009. If we extend this exchange offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of this exchange offer. We intend to accept properly tendered eligible options on the day the exchange offer expires, which is scheduled to be July 7, 2009.
     To validly withdraw your tendered eligible options, you must deliver to us (using one of the delivery methods described in Section 3) a properly completed and signed Notice of Withdrawal while you still have the right to withdraw the tendered options. Your tendered eligible options will not be considered withdrawn until we receive your properly completed and signed Notice of Withdrawal. If you miss the deadline but remain an eligible optionholder of Aspect or one of our subsidiaries, any previously tendered eligible options will be cancelled and exchanged pursuant to this exchange offer. You are responsible for making sure that the Notice of Withdrawal is delivered to the person indicated in Section 3 above. The method of delivery is at your own election and risk. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Notice of Withdrawal on time.
     Except as described in the following sentence, the Notice of Withdrawal must be signed by the eligible optionholder, who tendered the eligible options to be withdrawn, exactly as such eligible optionholder’s name appears on the Election Form previously submitted. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the Notice of Withdrawal. We have filed a form of the Notice of Withdrawal as an exhibit to the Schedule TO. We will deliver a copy of the Notice of Withdrawal to all option holders that validly elect to participate in this exchange offer.
     You may not rescind the Notice of Withdrawal and the eligible options you withdraw will thereafter be deemed not properly tendered for purposes of this exchange offer, unless you properly re-tender those eligible options before the expiration date of the exchange offer by following the procedures described in Section 3 of this exchange offer.
     Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice of Withdrawal, nor will anyone incur any liability for failing to give notice of any defects or irregularities. We will determine all questions as to the form and validity, including time of receipt, of Notices of Withdrawal. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determinations of these matters will be final and binding.
Section 5. Acceptance of Eligible Options For Exchange; Issuance of New Options.
     Upon the terms and subject to the conditions of this exchange offer, we expect to accept and cancel all properly tendered eligible options that have not been validly withdrawn and that have a per share exercise price (a) greater than or equal to $15.00 and (b) greater than the closing price of our common stock on Nasdaq on the expiration date of the exchange offer. Once we have accepted eligible options tendered by you, your eligible options will be cancelled and you will no longer have any rights under the tendered eligible options. We expect to issue the new options on the date the exchange offer expires and the options will have a per share exercise price equal to the closing price of our common stock on Nasdaq on the date they are granted. We will issue stock option agreements for the new options promptly after we issue the new options. If this exchange offer is extended, then the new option grant date will be similarly extended.
     Promptly after we cancel eligible options tendered for exchange, we will send each tendering eligible optionholder a “confirmation letter” indicating that we have accepted such holder’s eligible options for exchange and the number of shares underlying the new options that were issued to each tendering option holder. We filed a form of this letter with the SEC as an exhibit to the Schedule TO.
     If you have tendered eligible options under this exchange offer and your employment terminates for any reason, or if you receive or submit a notice of termination, before the exchange offer expires, you will no longer be eligible to participate in the exchange offer, and we will not accept your eligible options for cancellation. In that case, generally you may exercise your existing options for a limited time after your termination date to the extent they are vested and in accordance with their terms.
Section 6. Conditions of This Exchange Offer.
     Notwithstanding any other provision of this exchange offer, we will not be required to accept any eligible options tendered for exchange, and we may terminate or amend this exchange offer, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date hereof and prior to the expiration date of the exchange offer, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:
•	there shall have been threatened or instituted any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the exchange offer, the cancellation of some or all of the eligible options tendered for exchange, the issuance of new options or otherwise relates in any manner to the exchange offer or that, in our reasonable judgment, could materially affect our business, condition (financial or other), assets, income, operations, prospects or stock ownership; there shall have been threatened, instituted or taken, any action, or any approval, exemption or consent shall have been withheld, or any statute, rule, regulation, judgment, order or injunction shall have been proposed, sought, promulgated, enacted, entered, amended, interpreted, enforced or deemed to be applicable to the exchange offer or us, by or from any court or any regulatory or administrative authority, agency or tribunal that, in our reasonable judgment, would directly or indirectly:
•	make it illegal for us to accept some or all of the tendered eligible options for exchange, or to issue some or all of the new options, or otherwise restrict or prohibit consummation of this exchange offer or otherwise relate in any manner to this exchange offer;

•	delay or restrict our ability, or render us unable, to accept the tendered eligible options for exchange or to grant new options for some or all of the tendered eligible options; or

•	impair the contemplated benefits of the exchange offer to us;
•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or automated quotation system or in the over-the-counter market;

•	the commencement or escalation of a war or other national or international calamity directly or indirectly involving the United States, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer; or

•	a tender or exchange offer (other than this exchange offer) with respect to some or all of our capital stock, or a merger or acquisition proposal for us, shall have been proposed, announced or publicly disclosed or we shall have learned that:
•	any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act has acquired more than 5% of our outstanding common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the offer;

•	any such person, entity or group which had publicly disclosed such ownership prior to such date has acquired additional common stock constituting more than 1% of our outstanding shares;

•	any new group has been formed that beneficially owns more than 5% of our outstanding common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the offer or with such acceptance for exchange of eligible options;

•	any of the situations described above existed at the time of commencement of the offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the exchange offer; or

•	any other change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.
     The conditions to this exchange offer are for our benefit. We may assert them prior to the expiration date of the exchange offer regardless of the circumstances giving rise to them (other than circumstances caused by our action or inaction). This exchange offer is not conditioned upon a minimum number of eligible options being tendered or a minimum number of eligible optionholders participating. We may waive the conditions, in whole or in part, at any time and from time to time prior to the expiration date of the exchange offer, whether or not we waive any other condition to this exchange offer. Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.
Section 7. Price Range of Our Common Stock.
     The eligible options give eligible optionholders the right to acquire shares of our common stock. None of the eligible options are traded on any trading market. Our common stock is listed on Nasdaq under the symbol “ASPM.”
     The following table sets forth on a per share basis the high and low sales prices for our common stock on Nasdaq, as applicable, during the periods indicated.

Year Ended December 31, 2009	High	Low
First Quarter	$4.60	$2.86
Second Quarter (through June 1, 2009)	$6.49	$4.01

Year Ended December 31, 2008	High	Low
First Quarter	$14.25	$4.87
Second Quarter	$7.05	$5.02
Third Quarter	$7.39	$4.71
Fourth Quarter	$5.32	$2.50

Year Ended December 31, 2007	High	Low
First Quarter	$19.51	$14.47
Second Quarter	$17.58	$14.75
Third Quarter	$15.70	$11.84
Fourth Quarter	$16.08	$12.60
     As of June 1, 2009, the number of stockholders of record of our common stock was 394 and the number of outstanding shares of our common stock was 17,431,472. Because brokers and other institutions on behalf of stockholders hold many of our shares, we are unable to estimate the total number of beneficial stockholders represented by these record holders. On June 1, 2009, the closing price for our common stock as reported on Nasdaq was $5.55 per share. We recommend that you obtain current market quotations for our common stock and consider the then current trading price, among other factors, before deciding whether or not to tender your eligible options.
Section 8. Source and Amount of Consideration; Terms of New Options.
     Consideration. Only options that were issued under our 1998 Stock Incentive Plan, as amended, and our 2001 Stock Incentive Plan, as amended, are eligible options, and the new options issued in exchange for such eligible options will be issued under our 2001 Stock Incentive Plan, as amended. As of June 1, 2009, there were outstanding eligible options, held by 197 optionholders, to purchase an aggregate of 1,147,325 shares of our common stock with a weighted average per share exercise price of $22.38 and a weighted-

average life of 5.95 years. The maximum number of shares subject to new options that may be issued under this exchange offer, assuming all eligible options are tendered in the exchange offer, is approximately 255,162 shares.
     Terms of New Options. Each new option will have substantially the same terms and conditions as the eligible options you surrendered, except that:
•	your new option will represent the right to purchase fewer shares of our common stock than the eligible option tendered for exchange. The ~~ratio of shares underlying exchanged eligible options to shares underlying new options is expected to fall within a range of 3:1 to 350:1, with the majority of shares underlying exchanged options being within a range of 3:1 to 5:1, based on the relative fair value of the exchanged eligible options to the new options. The~~ number of shares underlying your new option will be determined using an exchange ratio ~~designed to result in~~ that is intended to ensure that the fair value, for accounting purposes, of the new option ~~being~~is approximately equal to the fair value of the eligible option tendered for exchange at the time the new option is granted. The values used to determine the exchange ratios ~~used in the exchange offer~~ will be ~~calculated~~determined by an independent third party using the Black-Scholes option valuation ~~model and based upon~~. The Black-Scholes option valuation model will take into account (i) the closing price of our common stock ~~as reported on Nasdaq on the day that the exchange offer expires~~on Nasdaq on the expiration date of the exchange offer, (ii) the exercise price of the option, (iii) the expected volatility of our common stock over the projected life of the option, (iv) the estimated expected life of the option, (v) the risk-free interest rate over the projected life of the option, and (vi) the expected dividends on our common stock. Because the Black-Scholes valuation model takes into account the closing price of our common stock on the expiration date of the exchange offer the Black-Scholes value of the new options and eligible options as well as the exact exchange ratios will not be known until shortly after 4:00 p.m., Eastern Time, on the expiration date. Below is a table setting forth hypothetical exchange ratios that would be used in the exchange offer assuming various closing prices of our common stock on the expiration date. After 4:00 p.m., Eastern Time, on the expiration date, we will distribute by e-mail to all eligible option holders the exact ratios to be used in the exchange offer. The exchange ratios separately apply to each eligible option based upon the exercise price of such options. This means that if you hold various eligible options, they may each be subject to a different exchange ratio;

•	the per share exercise price of your new option will be equal to the closing price of our common stock as reported on Nasdaq on the date we grant the new options, which will be same day that the exchange offer expires;

•	new options granted in exchange for eligible options that were fully vested and exercisable as of the day that the exchange offer expires will vest based on the vesting schedule of the exchanged option, except that the option will vest over one year. For example, if a new option to purchase 400 shares is granted in exchange for an eligible option that vests monthly and is vested as to all 400 shares on the date the exchanges offer expires, the new option will vest as to 1/12 th of the shares each month until the one-year anniversary of the grant date, on which date 100% of the option, or 400 shares, will be vested. New options granted in exchange for eligible options that were not fully vested as of the day that the exchange offer expires will vest based on the vesting schedule of the exchanged option, except that the new option will vest over that number of months as is equal to (a) the number of months of vesting remaining under the exchanged option at the time the exchange after expires, plus (b) 12 months. For example, if a new option to purchase 400 shares is granted in exchange for an eligible option that vests monthly, has vested with respect to 250 of the shares underlying the option and has 18 months of vesting remaining, such new option would vest monthly over 30 months, so that each month following the new option grant date, 13.33 additional shares will be vested until the 30 th month following the grant date, on which date 100% of the option, or all 400 shares, will be vested. Because we expect to grant the new options on the day the exchange offer expires, the new option grant date should be the same day that the exchange offer expires. If the expiration date is extended, then the new option grant date will be similarly extended;

•	each new option will expire no later than the sixth anniversary of its date of grant; and

•	each new option will be a nonstatutory stock option even if the eligible option was an incentive stock option.
Table of Hypothetical Exchange Ratios Based On Various Assumed Closing Prices of Our Common Stock on July 7, 2009
     In the following table, we have assumed that the closing price of our common stock on Nasdaq on the expiration date of the offer will be $5.44, which is equal to the 45-day trailing average closing price of our common stock for the 45-day period prior to June 18, 2009. We have also included additional closing prices that represent both 10% ($5.98) and 20% ($6.53) upward and 10% ($4.90) and 20% ($4.35) downward declines in the assumed closing price. We have selected a volatility spread of up to 20% based upon our common stock’s average volatility over the 45-day period prior to June 18, 2009.

Exchange Ratios for Eligible Options Granted Under 1998 Plan

Exercise	Exchange	Exchange	Exchange	Exchange	Exchange
Price of	Ratio - $4.35	Ratio - $4.90	Ratio - $5.44	Ratio - $5.98	Ratio - $6.53
Eligible	Closing Stock	Closing Stock	Closing Stock	Closing Stock	Closing Stock
Option	Price	Price	Price	Price	Price
$15.000	112:1	66:1	43:1	30:1	22:1

$23.625	77:1	52:1	38:1	30:1	22:1

$24.500	93:1	62:1	45:1	33:1	26:1

$28.625	570:1	312:1	207:1	140:1	97:1

$47.875	70344:1	20000:1	7500:1	7500:1	4438:1

Exchange Ratios for Eligible Options Granted Under 2001 Plan

Exercise	Exchange	Exchange	Exchange	Exchange	Exchange
Price of	Ratio - $4.35	Ratio - $4.90	Ratio - $5.44	Ratio - $5.98	Ratio - $6.53
Eligible	Closing Stock	Closing Stock	Closing Stock	Closing Stock	Closing Stock
Option	Price	Price	Price	Price	Price
$15.230	4:1	4:1	3:1	3:1	3:1

$15.590	3:1	3:1	3:1	3:1	2:1

$15.660	4:1	4:1	4:1	4:1	3:1

$16.150	3:1	3:1	3:1	3:1	3:1

$16.980	3:1	3:1	3:1	3:1	3:1

$17.000	4:1	4:1	4:1	3:1	3:1

$17.300	4:1	4:1	4:1	4:1	4:1

$17.990	4:1	4:1	4:1	4:1	3:1

$18.200	4:1	4:1	4:1	4:1	3:1

$20.610	4:1	4:1	4:1	4:1	3:1

$26.790	5:1	4:1	4:1	4:1	3:1

$27.000	4:1	4:1	4:1	4:1	4:1

$29.250	5:1	5:1	5:1	5:1	4:1

$31.800	5:1	5:1	5:1	5:1	4:1

$32.330	5:1	5:1	5:1	5:1	5:1

$34.900	6:1	5:1	5:1	5:1	5:1

     The number of shares subject to each new option will be determined by (a) calculating an exchange ratio equal to the value of a new option divided by the value of an eligible option exchanged for that new option, calculated as of the expiration date, and (b) dividing the number of shares subject to the eligible option grant by the applicable exchange ratio, adjusted, if necessary, to eliminate any fractional shares. For purposes of applying the exchange ratios, fractional shares underlying new options will be rounded down to the nearest whole share underlying such new option on a grant-by-grant basis. The following is an illustrative example based upon the foregoing table:
     Assuming that the closing price of our common stock on the date of the expiration of the offer is $5.44, an eligible option to purchase 400 shares granted under the 2001 Plan with a per share exercise price of $17.00 will have an exchange ratio of 4:1. Therefore, this eligible option will be exchangeable for a new option to purchase 100 shares, which is equal to the number of shares underlying the eligible option, or 400, divided by 4.

     The exchange ratios shown in the table above illustrate the difference between the relatively lower estimated fair values of eligible options with higher exercise prices compared to the correspondingly higher estimated fair values of eligible options with lower exercise prices. The exchange ratios are derived from the option’s fair value using a Black-Scholes valuation methodology that weighs, among other things. exercise price and remaining term to expiration. The higher the eligible option’s exercise price and the lower the closing price of our common stock on the expiration date, the lower the relative value of the exchanged eligible option, which results in a higher exchange ratio and fewer shares underlying the new option. Longer terms to expiration have the opposite effect, resulting in higher values and, therefore, lower exchange ratios and more shares underlying new options.
     To ensure that you will have the information you need to make an informed decision based on the number of shares underlying new options that will be granted for exchanged eligible options, after Nasdaq closes on the expiration date, we will post on our Intranet the closing price of our common stock for that day (which will be the new option per share exercise price) and the final exchange ratios for the eligible options and also deliver to you (by e-mail or other method) a notification of these terms. We will also provide you with a calculator that will allow you to calculate the number of shares underlying new options that you would receive in exchange for your eligible options based on the final exchange ratios. Finally, shortly after 4:00 p.m., Eastern Time, on the expiration date, we will host a meeting via conference call for all eligible optionholders both as a further means of disclosing the final exchange ratios and to answer any remaining questions that you may have. Designated Aspect employees will be available by telephone from the time at which the final exchange ratios are delivered to you until 11:59, p.m., Eastern Time, on the expiration date to respond to any questions that you may have with respect to the offer, the final exercise price or the exchange ratios. You will have until 11:59 p.m., Eastern Time, on the expiration date (currently expected to be July 7, 2009) to make an election by completing and submitting an election form or change any previous election you have made by completing and submitting a withdrawal form, to Kelley Forrest, Sr. Director, Human Resources, at Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062.
     The terms and conditions of your eligible options are set forth in their respective option agreements and the option plans under which they were granted.
     Nothing in this exchange offer should be construed to confer upon you the right to remain an employee of Aspect or one of our subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our employ until the grant date for the new options or thereafter.
     If you exchange eligible options for new options and you cease to be employed by us before the new options fully vest, you will forfeit any unvested portion of your new options.
Section 9. Information Concerning Us; Financial Information.
     Information Concerning Us. We were incorporated as a Delaware corporation in 1987. We develop, manufacture and market an anesthesia monitoring system that we call the BIS ® system. The BIS system is based on our patented core technology, the Bispectral Index ® , which we refer to as the BIS index. The BIS system provides information that allows clinicians to assess and manage a patient’s level of consciousness in the operating room, intensive care and procedural sedation settings and is intended to assist the clinician in better determining the amount of anesthesia or sedation needed by each patient. We developed the BIS system over 10 years, and it is the subject of 23 issued United States patents and ten pending United States patent applications. Our proprietary BIS system includes our BIS monitor, BIS Module Kit or BISx system, which allows original equipment manufacturers to incorporate the BIS index into their monitoring products, and our group of sensor products, which we collectively refer to as BIS Sensors.
     As of December 31, 2008, the worldwide installed base of BIS monitors and original equipment manufacturer products was approximately 56,300 units. We estimate that BIS technology is installed in approximately 71% of all domestic operating rooms and that more than 31 million patients worldwide have been monitored using the BIS index during surgery.
     Clinical trials and routine clinical use of the BIS system have shown that patient monitoring with the BIS system can result in:
•	a reduction in the incidence of unintentional intraoperative awareness with recall,

•	a reduction in the amount of anesthetics used,

•	faster wake-up from anesthesia,

•	less patient time in the operating room and the post-anesthesia care unit following surgery,

•	higher rates of outpatients bypassing the post-anesthesia care unit and proceeding to a less costly step-down recovery area directly from the operating room, and

•	improvements in the quality of recovery.

     We are in the process of investigating other product areas that utilize our expertise in anesthesia delivery and monitoring of the brain.
     We derive our revenue primarily from sales of our BIS Sensors, our original equipment manufacturer products (including BIS Module Kits and the BISx system) and related accessories, which we collectively refer to as Equipment, and sales of our BIS monitors. We have also historically derived a portion of our revenue from strategic alliances, primarily our alliance with Boston Scientific Corporation, which we terminated in June 2007. In fiscal years 2008, 2007 and 2006, revenue from the sale of BIS Sensors represented approximately 85%, 78% and 71%, respectively, of our revenue and revenue from the sale of Equipment represented approximately 15%, 17% and 22%, respectively, of our revenue. In fiscal years 2008, 2007 and 2006, strategic alliance revenue represented approximately 0%, 5% and 7%, respectively, of our revenue.
     Financial Information. We have presented below selected consolidated financial data. The following selected consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended April 4, 2009, which are incorporated herein by reference. The selected consolidated statements of operations data for the fiscal years ended December 31, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2008 and 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the year ended December 31, 2008. The selected consolidated statements of operations data for the fiscal quarter ended April 4, 2009 and the selected consolidated balance sheet data as of April 4, 2009 are derived from our unaudited consolidated financial statements that are included in our Quarterly Report on Form 10-Q for the quarter ended April 4, 2008. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Quarter
	Ended	Year Ended
	April 4,	December	December
	2009	31, 2008	31, 2007
	(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenue	$25,300	$99,267	$97,324
Operating (loss) income	$(61)	$(6,212)	$2,644
Net income	$1,854	$11,101	$2,256
Earnings per share:
Basic	$0.11	$0.64	$0.12
Diluted	$0.10	$0.56	$0.11
Shares used in computing earnings per share:
Basic	17,377	17,255	19,614
Diluted	20,632	23,230	20,247

	As of
	April 4,	December	December
	2009	31, 2008	31, 2007
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Current assets	$105,341	$107,731	$130,498
Total assets	$129,612	$136,974	$173,477
Current liabilities	$12,330	$15,750	$11,674
Total liabilities	$70,453	$80,944	$136,802
Total shareholders’ equity	$59,159	$56,030	$36,675
     Ratio of Earnings to Fixed Charges. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of the sum of interest expensed, capitalized expenses related to indebtedness and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. For each of the years ended December 31, 2008 and 2007, the ratio was 5.73x and 3.12x, respectively. For the quarter ended April 4, 2009, the ratio was 5.65x.
     Book Value per Share. Our book value per share as of December 31, 2008 was $3.23 and as of April 4, 2009 was $3.40, and is calculated based upon total stockholder equity and the aggregate number of shares of common stock outstanding as of those dates.
     Additional Information. For more information about us, please refer to our Annual Report on Form 10-K for the year ended

December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to tender your eligible options. We will also provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 16 (“Additional Information”) for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.
Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.
Interests of Directors and Executive Officers
     Our executive officers and members of our board of directors are not eligible to exchange their stock options in this exchange offer. Therefore, none of our executive officers or directors ~~hold~~holds any eligible options. As of June 1, 2009 our executive officers and directors as a group (16 persons) held outstanding options to purchase an aggregate of 2,493,421 shares of our common stock with a weighted average per share exercise price of $14.95.
     Neither we, nor, to the best of our knowledge, any of our executive officers or directors, nor any affiliates of ours, were engaged in transactions involving eligible options during the 60 days prior to the commencement of this exchange offer.
Transactions and Arrangements Concerning Our Securities
1998 Stock Incentive Plan
     Our 1998 Stock Incentive Plan provided for the granting, at the discretion of the Compensation Committee, of options for the purchase of up to 3,000,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) to our employees, directors and advisors. This plan has expired. Accordingly, no future options can be granted under this plan but outstanding awards under this plan continue to be governed by its terms.
Amended and Restated 1998 Director Equity Incentive Plan
     Under the Amended and Restated 1998 Director Equity Incentive Plan, or the Director Plan, directors of Aspect who are not employees of Aspect are eligible to receive nonstatutory options to purchase common stock, restricted stock awards and other common stock-based awards. At December 31, 2008, a total of 350,000 shares of our common stock were available for issue under the Director Plan. The board of directors administers the Director Plan, including the date on which awards will be issued, the type of award that will be issued and any vesting provisions for stock options and the terms under which restrictions on restricted stock awards will lapse. In certain circumstances, including a change of control (as defined in the Director Plan), the vesting of options and the restrictions applicable to restricted stock awards, will accelerate. No awards may be granted under the Director Plan after April 2015.
1999 Employee Stock Purchase Plan
     The 1999 Employee Stock Purchase Plan, or the Purchase Plan, allows eligible employees the right to purchase shares of common stock at the lower of 95% of the closing price per share of common stock on the first or last day of an offering period. Each offering period is six months. An aggregate of 300,000 shares of common stock have been reserved for issuance pursuant to the Purchase Plan. As of December 31, 2008, approximately 268,000 shares of our common stock had been issued under the Purchase Plan.
2001 Stock Incentive Plan
     Our 2001 Stock Incentive Plan, as amended, provides for the granting, at the discretion of the Compensation Committee, of options for the purchase of up to 5,400,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) to employees, directors, consultants and advisors. The plan provides for the grant of incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code), nonstatutory stock options and restricted stock awards, which we collectively refer to as awards. Option exercise prices are determined by the Compensation Committee, but cannot be less than 100% of fair market value on the grant date for incentive stock options. The plan sets forth, among other things, certain terms and conditions governing awards under the plan and the administration of the plan.
Key Employee Change in Control Severance Benefits Plan
     On September 18, 2008, our board of directors adopted the Key Employee Change in Control Severance Benefits Plan, which we refer to as the Severance Plan. The Severance Plan provides for certain severance benefits to certain of our employees and executive officers, or the eligible employees, including all of our current executive officers.

     Pursuant to the terms of the Severance Plan, in the event that an eligible employee’s employment with Aspect or any successor is terminated by such eligible employee for “good reason” (as such term is defined in the Severance Plan) or by Aspect or any successor without “cause” (as such term is defined in the Severance Plan) within the 12-month period following a “change in control event” (as such term is defined in the Severance Plan), the eligible employee will be entitled to receive:
•	a lump sum payment equal to the eligible employee’s annual base salary plus the average of the eligible employee’s last three annual bonuses multiplied by a severance multiple, which severance multiple is two for Aspect’s Chief Executive Officer and Chairman of the board of directors and 1.25 for each of the other eligible employees;

•	a lump sum payment equal to the eligible employee’s target bonus for the year in which such eligible employee is terminated, which amount is pro rated for the number of days in the year preceding the eligible employee’s termination; and

•	continued health insurance coverage, in the case of Aspect’s Chief Executive Officer and Chairman of the board of directors, for 24 months following termination and, in the case of the other eligible employees, 15 months following termination.
     In order to receive any of the benefits under the Severance Plan, the eligible employee is required to execute a release of claims in favor of Aspect.
Rights Agreement
     Aspect and Computershare Trust Company, N.A., formerly EquiServe Trust Company, N.A., or Computershare, entered into a rights agreement dated November 29, 2004 and amended on May 23, 2005, November 1, 2007 and June 2, 2008, or the Rights Agreement. Computershare also serves as the transfer agent for the our common stock.
     The Rights Agreement generally provides that an Acquiring Person (as defined in the Rights Agreement) shall mean any person, who or which, together with its affiliates and associates, directly or indirectly, becomes the Beneficial Owner (as defined in the Rights Agreement) of 17.5% or more of the shares of our common stock then outstanding, but shall not include, among other things, any Exempted Person. Pursuant to the Rights Agreement, an Exempted Person shall mean any person that would be deemed an Acquiring Person solely as a result of being the Beneficial Owner of shares of our common stock issuable, but not yet issued, upon conversion or exchange of our 2.50% convertible senior notes due 2014, unless and until such time as such person, together with its affiliates and associates, directly or indirectly, becomes the beneficial owner of 25.0% or more of the shares of our common stock then outstanding, in which event such person shall immediately cease to be an Exempted Person.
Registration Rights Agreement with Goldman, Sachs & Co.
     On June 20, 2007, in connection with our offering of 2.5% convertible notes due 2014, we entered into an Indenture and a Registration Rights Agreement, dated as of June 20, 2007, with Goldman, Sachs & Co., or the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we agreed to use our commercially reasonable efforts to file a shelf registration statement on Form S-3 with respect to the notes and the shares of common stock issuable upon conversion of the notes not later than 90 days after the original issuance of the notes and to cause this shelf registration statement declared effective not later than 180 days after the first date of original issuance of the notes, subject to our right to extend these periods in certain circumstances. Additional interest will accrue on the notes if, among other things, the shelf registration statement has not been filed with the SEC, if the shelf registration statement has not become effective, or if the shelf registration statement shall cease to be effective or fail to be usable within specified periods, or the use of the prospectus has been suspended for longer than the permitted period, subject to certain exceptions and limitations set forth in the Registration Rights Agreement.
Settlement Agreement
     On April 8, 2009, we entered into a settlement agreement, or the Settlement Agreement, with First Manhattan Co., First BioMed Management Associates, LLC and First BioMed, L.P., collectively First Manhattan, relating to, among other things, our 2009 annual meeting of stockholders. Pursuant to the Settlement Agreement, we agreed to take several actions with respect to our board of directors, including nominating Jon C. Biro and Melvin L. Keating and electing of Vincent P. Scialli as members of our board of directors at our 2009 annual meeting of stockholders. We also agreed not to take any action that would shorten their terms and to nominate Mr. Scialli for another term at the 2011 annual meeting of stockholders. Finally, under the terms of the Settlement Agreement, we agreed to establish a special committee, including our director John J. O’Connor, Mr. Keating and a third independent director to study ways to optimize our capital structure and pursue strategic planning. We have the right to terminate the Settlement Agreement at the earlier of the date of the 2012 annual meeting of stockholders and the first date on which First Manhattan no longer beneficially owns at least 500,000 shares of our common stock.

     Except as described above and as otherwise described in this exchange offer or in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended April 4, 2009, neither we nor, to our knowledge, any of our executive officers or directors, is a party to any agreement, arrangement or understanding with respect to any of our securities, including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Section 11.	Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer.
     Consistent with the terms of our 2001 Stock Incentive Plan, the pool of shares available for grant of future awards under our 2001 Stock Incentive Plan will be increased by that number of shares equal to the difference between the number of shares underlying surrendered eligible options that were granted under our 2001 Stock Incentive Plan and the number of shares underlying all new options granted under our 2001 Stock Incentive Plan. We are making no further grants under our 1998 Stock Incentive Plan. The shares underlying surrendered eligible options granted under our 1998 Stock Incentive Plan will be cancelled.
     We have adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS 123(R), regarding accounting for share-based payments. Under SFAS 123(R), we will recognize the incremental compensation cost of the stock options granted in the exchange offer. The incremental compensation cost will be measured as the excess, if any, of the fair value of the new options to employees in exchange for surrendered eligible options, over the fair value of the eligible options surrendered in exchange for the new options. The fair value of new options will be measured as of the date they are granted and the fair value of the eligible options surrendered will be measured immediately prior to the cancellation. The sum of the remaining unamortized expense for the eligible options and the incremental compensation cost for the new options will be recognized in compensation expense ratably over the vesting period of the new options. As would be the case with eligible options, in the event that any of the new options are forfeited prior to their vesting due to termination of employment, the compensation cost for the forfeited new options will not be recorded. Since these factors cannot be predicted with any certainty at this time and will not be known until the expiration of the exchange offer, we cannot predict the exact amount of the compensation cost that will result from this exchange offer. However, we expect the total compensation cost of the exchange offer to be immaterial, regardless of the fair market value of our stock on the grant date.
Section 12. Legal Matters; Regulatory Approvals.
     We are not aware of any material pending or threatened legal actions or proceedings relating to the exchange offer. We are not aware of any margin requirements or anti-trust laws applicable to this exchange offer. We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of eligible options and issuance of new options as contemplated by this exchange offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of new options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will use commercially reasonable efforts to seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under this exchange offer to accept tendered eligible options for exchange and to issue new options for tendered eligible options would be subject to obtaining any such governmental approval.
Section 13. Material United States Tax Consequences.
     The following is a summary of the material United States federal income tax consequences of the exchange offer for those eligible optionholders who are subject to United States federal income tax. We have included a summary of the United States federal income tax consequences of participating in the exchange offer and a summary of the United States federal income tax consequences of not participating in the exchange offer. You should read both summaries before you decide whether to participate in the exchange offer.
     The following is based on the United States Internal Revenue Code of 1986, as amended, or the Code, its legislative history, final or proposed tax regulations thereunder and administrative and judicial interpretations, or the Code, all of which are subject to change, possibly on a retroactive basis. In the event of any such change, the United States federal income tax consequences for each eligible optionholder will depend upon such person’s individual circumstances. This summary does not discuss all of the tax consequences that may be relevant to you in light of your personal circumstances, including the state and local tax consequences, nor is it intended to be applicable in all respects to all categories of eligible optionholders. If you are subject to taxation in the United States, and are also subject to the tax laws of another country, you should be aware that there might be other tax and social insurance consequences that may apply to you.

Tax Consequences of Participating in the Exchange Offer
     General
     We believe that the exchange of eligible options for new options pursuant to the exchange offer should be treated as a non-taxable exchange, and no income should be recognized for United States federal income tax purposes or by the eligible optionholders upon the issuance of the new options. All new options will be nonstatutory stock options, even if the exchanged options are incentive stock options. As a result, upon the exercise of the new options, the eligible optionholders will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. This compensation income will be subject to applicable tax withholding. Upon disposition of the shares, the eligible optionholders will recognize capital gain or loss (which will be long-term if the shares were held for more than one year from the date of exercise and otherwise will be short-term) equal to the difference between the selling price and the fair market value of the shares on the date of exercise. The holding period for the shares acquired through the exercise of an option will begin on the day after the date of exercise.
     Eligible Options That Are Incentive Stock Options
     If your eligible options are incentive stock options, your options will only continue to be treated as incentive stock options if you do not participate in the exchange offer, except as described below under “Tax Consequences of Not Participating in the Exchange Offer”. In contrast to nonstatutory stock options, you generally will not recognize income when you exercise an incentive stock option if you have been employed by us, our corporate parent or a 50% or more-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date you exercise the option. If you have not been so employed during that time, then you will be taxed in the manner described above for nonstatutory stock options.
     You will have income if you sell stock acquired under an incentive stock option at a profit (your sales proceeds exceed your exercise price). The type of income will depend on when you sell the stock. If you sell the stock more than two years after the option was granted and more than one year after you exercised the option, then all of your profit will be long-term capital gain. If you sell the stock prior to satisfying these waiting periods, then you will have engaged in a disqualifying disposition and a portion of your profit will be ordinary income and a portion may be capital gain. Upon a disqualifying disposition, you will have compensation income equal to the lesser of: (i) the value of the stock on the day you exercised the option less your exercise price, and (ii) your profit. If your profit exceeds the compensation income, then the excess profit will be capital gain. This capital gain will be long-term if you have held the stock for more than one year and otherwise will be short-term. If you sell the stock at a loss (your sales proceeds are less than your exercise price), then the loss will be a capital loss. This capital loss will be long-term if you have held the stock for more than one year and otherwise will be short-term.
     The alternative minimum tax treatment of incentive stock options differs from their treatment under the regular tax. You will have income for alternative minimum tax purposes when you exercise an incentive stock option. In many cases, this income will require you to pay taxes even though you have not sold the stock. In certain situations, you may be able to credit some of the alternative minimum tax you paid against your future regular taxes. The application of the alternative minimum tax and the use of any credit are complicated and depend upon your personal circumstances. We suggest that you consult your tax advisor.
Tax Consequences of Not Participating in the Exchange Offer
     If your eligible options are nonstatutory stock options and you do not participate in the exchange offer, your options will remain outstanding and you will be taxed in the manner described above under “General” with respect to those options. If your eligible options are incentive stock options and you do not participate in the exchange offer, then such options may be treated as if they were newly granted to you for United States federal income tax purposes on the date the exchange offer commenced because the exchange offer will remain open for 30 or more days. The deemed newly granted options will qualify as incentive stock options provided that the per share exercise price of the options continues to be equal to or greater than the fair market value of our stock on the deemed new grant date and the other incentive stock option rules under Section 422 of the Code are satisfied. One such rule is that the aggregate exercise price of all incentive stock options granted to you that first become exercisable in any calendar year cannot exceed $100,000, based on the fair market value of our stock on the date of grant of the options (which for this purpose would be the date the offering period commenced). Therefore, the $100,000 limitation must be recalculated for incentive stock options that are not exchanged in the offer which could result in a portion of an option that previously qualified as an incentive stock option no longer qualifying as an incentive stock option. In addition, as described above, the preferential tax treatment for incentive stock options is only available if the shares acquired upon exercise of the option are held for two years from the date of grant of the option and one year from the date of exercise. For purposes of this rule, the date the exchange offer commences will be treated as the date of grant of the incentive stock options that were eligible to be, but were not exchanged in the offer. Your tax consequences will therefore depend on whether the newly granted options qualify as incentive stock options under Section 422 of the Code. If the newly granted options do not qualify as incentive stock options, they will be treated as nonstatutory stock options and taxed in the manner described above under “General” with respect to those options. If the newly granted options do qualify as incentive stock options, then you will be taxed in the manner described above under “Eligible Options That Are Incentive Stock Options” with respect to those options.
Tax Consequences to Us
     Our grant of a stock option will have no tax consequences to us. However, subject to Section 162(m) of the Code and certain reporting requirements, we generally will be entitled to a business expense deduction upon the exercise of a stock option in an amount equal to the amount of ordinary compensation income attributable to an eligible optionholder upon exercise.
Withholding
     We will withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law with respect to ordinary compensation income recognized with respect to the exercise of a nonstatutory stock option by an eligible optionholder who has been employed by us. We will require any such eligible optionholder to make arrangements to satisfy this withholding obligation prior to the delivery or transfer of any shares of our common stock.
Non-U.S. Employees
     The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences summarized above. Schedule A attached to this exchange offer document contains very brief discussions of the tax consequences applicable in the foreign countries in which the non-U.S. eligible optionholders reside.
     We advise all eligible optionholders who may consider exchanging their eligible options to meet with their own financial, legal and/or tax advisors with respect to the federal, state, local and non-U.S. tax consequences of this exchange offer.
Section 14. Extension of Exchange Offer; Termination; Amendment.
     We may, from time to time, extend the period of time during which the exchange offer is open and delay accepting any eligible options tendered to us by disseminating notice of the extension to eligible optionholders by public announcement, oral or written notice or otherwise as permitted by Rule 13e-4(e)(3) under the Exchange Act. If the exchange offer is extended, we will provide appropriate notice of the extension and the new expiration date no later than 9:00 a.m. Eastern Time on the next business day following the previously scheduled expiration date of the exchange offer. For purposes of this exchange offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight.
     We also expressly reserve the right, in our reasonable judgment, prior to the expiration of the exchange offer, to terminate or amend the exchange offer upon the occurrence of any of the conditions specified in Section 6 (“Conditions of This Exchange Offer”), by disseminating notice of the termination or amendment to eligible optionholders by public announcement, ~~oral or~~ written notice or otherwise as permitted by applicable law. We will give you written notice of termination or amendment of the exchange offer by issuing a press release, e-mail or other form of written communication.
     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 (“Conditions of This Exchange Offer”), has occurred or is deemed by us to have occurred, to amend the exchange offer in any respect prior to the expiration date. Any notice of such amendment required pursuant to the exchange offer or applicable law will be disseminated promptly to eligible optionholders in a manner reasonably designed to inform eligible optionholders of such change and filed with the SEC as an amendment to the Schedule TO.
     If we materially change the terms of this exchange offer or the information concerning this exchange offer, or if we waive a material condition of this exchange offer, we will extend the exchange offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period during which a tender or exchange offer must remain open following material changes in the terms of or information concerning an exchange offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.
     In addition, if we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action and keep the exchange offer open for at least 10 business days after the date of such notification:
•	we increase or decrease the amount of consideration offered for the eligible options; or

•	we increase or decrease the number of eligible options that may be tendered in the exchange offer.
Section 15. Fees and Expenses.
     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of eligible options pursuant to this exchange offer. You will be responsible for any expenses incurred by you in connection with your election to participate in this exchange offer, including, but not limited to, mailing, faxing and telephone expenses, as well as any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with this exchange offer.
Section 16. Additional Information.
     With respect to this exchange offer, we have filed with the SEC a Schedule TO, of which this document is a part. This exchange offer document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. Before making a decision on whether or not to tender your eligible options, we highly recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 6, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 filed with the SEC on May 14, 2009;

•	our definitive Proxy Statement for our 2009 annual meeting of stockholders, filed with the SEC on April 30, 2009; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on December 1, 2004, including any amendments or reports filed for the purpose of updating such description.
     These filings may be examined, and copies may be obtained, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov. We also make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish them to the SEC. Our website address is www.aspectms.com . Information contained on our website is not part of this exchange offer.
     We will also provide without charge to each person to whom we deliver a copy of this exchange offer, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed, between the hours of 9:00 a.m. and ~~5~~11:~~00~~59 p.m., Eastern Time, to:
Aspect Medical Systems, Inc.
Attention: Kelley Forrest, Sr. Director, Human Resources
One Upland Road
Norwood, Massachusetts 02062
Telephone: (617) 559-7110
Email: kforrest@aspectms.com
     The information about us contained in this exchange offer should be read together with the information contained in the documents to which we have referred you.
Section 17. Miscellaneous.
     ~~We are not aware of any jurisdiction where the making of this exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of this exchange offer is not in compliance with applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, this exchange offer will not be made to, nor will tenders be accepted from or on behalf of, eligible optionholders residing in such jurisdiction.~~ This exchange offer and our SEC reports referred to above include forward-looking statements. These forward-looking statements involve risks and uncertainties, including those described in our Quarterly Report on Form 10-Q for the quarter ended April 4, 2009, that could cause actual results to differ materially from those expressed in the forward-looking statement. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. We encourage you to review the risk factors contained in our quarterly report on form 10-Q for the quarter ended April 4, 2009 before you decide whether to participate in this exchange offer.
     We have not authorized any person to make any recommendation on our behalf as to whether or not you should tender your eligible options pursuant to this exchange offer. You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this exchange offer other than the information and representations contained in this document or in the related documents. If anyone makes any recommendation or representation to you or gives you any information, you should not rely upon that recommendation, representation or information as having been authorized by us.
     For Australian employees: It is not intended that the material in this exchange offer document be interpreted as financial product advice. Aspect Medical is not licensed to provide financial product advice in Australia and nothing in the this offer takes into account your investment objectives, financial situation and particular needs. You should consider obtaining you own financial product advice from an independent person who is licensed by the Australian Securities and Investments Commission to give such advice before deciding whether to participate in the exchange offer. No cooling-off regime applies in respect of an acquisition of eligible option grants.
     For UAE employees: This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in those Rules. It must not be delivered to, or relied on, by any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this document relates may be illiquid and/or subject to restrictions on there re-sale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorised financial advisor.
Aspect Medical Systems, Inc.
June 8, 2009, amended on June [  ], 2009

SCHEDULE A
A GUIDE TO ISSUES FOR NON-U.S. EMPLOYEES
AUSTRALIA
The following is a general summary of the material tax consequences of accepting the offer to exchange an eligible option for a new option for eligible optionholders subject to tax in Australia. This summary is based on the law in effect in Australia as of January 23, 2009. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible optionholders. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time of the new option grant, the exercise of the options acquired at the new option grant, or the new options, or the sale of shares acquired at exercise of the new options.
If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. The information below is generally relevant to eligible optionholders who are residents of Australia for tax purposes at all relevant periods and who will hold their investment on capital account. The Australian tax laws in this area are complex. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in Australia apply to your specific situation.
Tax Information
Option Exchange
The Australian Taxation Office may view the option exchange as two separate transactions, that is, firstly, the cancellation of the unexercised portion of the eligible options and, secondly, the grant of new options.
You are unlikely to be subject to tax as a result of the cancellation of the eligible option (the first transaction).
Where you have previously been taxed on an amount in respect of an option which is subsequently cancelled, you may be entitled to a refund of that amount by amending that year’s tax assessment.
Grant of New Options
Where the new option satisfies the qualifying conditions specified in Division 13A of the Income Tax Assessment Act 1936 (ITAA 1936), the taxation implications will depend on whether you make an election under section 139E of the ITAA 1936 or you do not. You will have until the date of lodgment of your tax return for the year of grant of the new options to decide whether to make the election. You should consult with your personal tax advisor to determine if you should make this election taking into account your specific circumstances.
Where you make the section 139E election, you will be taxed upfront on the discount in the income year of the grant of the new options. As the options are to be issued for no consideration, the discount is the market value of the new options at the time of issue. There are detailed rules that set out the calculation of the market value of the options. Where you make the election, you may be eligible for a concessional tax treatment which provides for an exemption from taxation for the first $1,000 of discount on the new option grant (where the option satisfies certain conditions). Following recent changes, you must include the amount of the discount when you make an election in the income tax year of the year of acquisition of the new option. If the value of the discount is $1,000 or less and you are eligible for the $1,000 exemption, you will be taken to have made the election.
Where you do not make the section 139E election, no tax will be payable on the initial grant of the new options. In such a case, the taxing point for the new options, called the “Cessation Time”, is the earliest of the following events:
(a)	the time when the options are disposed of other than by exercising the option (e.g., if the conditions of the new option allow for their disposal);

(b)	the time when you cease employment with Aspect Medical or its subsidiary (and the options have vested); and

(c)	where restrictions apply preventing you from disposing of the shares acquired as a result of the exercise of the options, or a condition applies that could result in you forfeiting ownership of the shares, the time when the last such restriction or condition ceases to have effect; and

(d)	10 years from the date of grant of the options.
Exercise of New Options
Where you made a section 139E election such that you are taxed upfront on the discount on the new options in the year of grant, there will be no further tax on the exercise of the new options.
However, where you did not make a section 139E election, you will be taxed at the Cessation Time (see above).
Sale of Shares
Where you made a section 139E election and then exercise the options, the gain on the eventual sale of the shares will be subject to capital gains tax. The capital gain or loss on the disposal will be calculated as the difference between the disposal proceeds and the cost base of the shares. The cost base will be the market value of the new options at the time of issue, plus any incidental costs in relation to the options or shares (e.g., stamp duty and broker fees).
Where you did not make a section 139E election and:
(a)	you exercise the options and sell the shares within 30 days of the Cessation Time, you will include as assessable ordinary income (not a capital gain) an amount equal to the consideration received on the disposal less the price paid to exercise the options; or

(b)	you exercise the options and hold the acquired shares beyond 30 days from the Cessation Time, you will include as assessable ordinary income (not a capital gain) an amount equal to the market value of the shares at the Cessation Time less the price paid to exercise the options. Upon the eventual sale of the shares, you will also be subject to capital gains tax on any capital gain. The capital gain or loss on the disposal will be calculated as the difference between the disposal proceeds and the cost base of the shares. The cost base of the shares will be the market value of the shares at the Cessation Time, plus any incidental costs in relation to the shares.
Where you have held the shares for at least 12 months prior to disposal (calculated from the time that the shares were acquired), any capital gain on the sale of the shares would be eligible for the 50% capital gains tax concession.

Withholding and Reporting
You are responsible for submitting your income tax return to the Australian Taxation Office and paying any applicable tax.
Where Division 13A applies to the new options, your employer will not be required to withhold income tax or be subject to fringe benefits tax in respect of the new options. However, your employer may be subject to employment taxes and on-costs such as payroll tax or workers compensation insurance premiums, or both, in the state or territory where you are employed.

FRANCE
The following is a general summary of the material tax consequences of accepting the offer to exchange an eligible option for a new option for eligible optionholders subject to tax in France. This summary is based on the law in effect in France as of June 5, 2009. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible optionholders. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time of the new option grant, the exercise of the options acquired at the new option grant, or the new options, or the sale of shares acquired at exercise of the new options.
If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in France apply to your specific situation.
Tax Information
Option Exchange
You are unlikely to be subject to tax as a result of the exchange of an eligible option for the new option.
Grant of New Options
You will not be subject to tax when the new option is granted to you.
Exercise of New Options
The difference between the value of the share at the date of exercise and the exercise price will be treated as a benefit in kind. That means that this will be subject to social security contributions and personal income tax as a salary.
Wealth Tax
Shares acquired at exercise of the new options are included in your personal estate and must be declared to the tax authorities if the total amount of your taxable personal estate (including you, your household and your children under 18 years old) exceeds a certain threshold (€790,000 for 2009), as valued on January 1 of the said year.
Sale of Shares
When you sell the shares acquired at exercise of the new options, you will be subject to capital gains tax if the annual proceeds from the sale of shares for you and your household exceed a certain threshold (€25,730 for 2009). The taxable amount will be the difference between the sale price and the fair market value of the shares on the date of exercise. The current applicable tax rate for 2009 is 30.1%.
Withholding and Reporting
Your employer is required to withhold social security contributions when you sell your shares.

Your employer is required to report exercised options to the French administration as soon as you have exercised an option; a copy of such report will be remitted to you at the latest each February 15 of any relevant given year so that you can attach it to your Personal Income Tax filling.
Your employer is required to report the benefit in kind resulting from the exercise of the new options on your payslip for the month of the exercise and on its annual declaration of salaries filed with the tax and labor authorities for the year of exercise.
You are responsible for reporting and paying any tax resulting from the exercise of the new options and the subsequent sale of shares. In addition, you must declare all foreign accounts (including any accounts that were opened or closed during the tax year) on your annual income tax return.

GERMANY
The following is a general summary of the material tax consequences of accepting the offer to exchange an eligible option for a new option for eligible option holders subject to tax in Germany. This summary is based on the law in effect in Germany as of January 30, 2009. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible option holders. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time of the new option grant, the exercise of the options acquired at the new option grant, or the new options, or the sale of shares acquired at exercise of the new options.
If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in Germany apply to your specific situation.
Tax Information
Option Exchange
You are unlikely to be subject to tax as a result of the exchange of an eligible option for a new option. Currently there are no rulings or case law regarding the exchange of options. As a general rule, options are taxed at the moment when the employee gains economic ownership of the shares, which is here the moment of exercise. However, tax authorities may hold that a portion of the value is previously realized when old options are traded against new. As there are no rulings how to determine the value of the options traded, we are advised that it is very unlikely that tax authorities will qualify the option exchange as a partial realization of the old option’s value by novation.
Grant of New Options
You will not be subject to tax when the new option is granted to you.
Exercise of New Options
When you exercise your new option, you will be subject to income tax on the difference (or spread) between the fair market value of the shares on the date of exercise and the option price. You also will be subject to social insurance contributions on this amount to the extent you have not already exceeded the applicable contribution ceiling. In the unlikely event that a partial value was held realized at the moment of exchange of the options, only the difference between the fair market value of the share on the date of exercise and the option price plus the partial value taxed previously will be subject to income taxation.
Pursuant to Section 19a of the German Income Tax Act (Einkommensteuergesetz), you may be able to deduct from the spread 50% of the value of the shares acquired at exercise however not more than EUR 135 per calendar year. You should consult with your personal tax advisor to determine if this deduction applies to your specific situation.
Sale of Shares
The possible profit deriving from the subsequent sale of the shares acquired under the option plan will be taxed according to the general capital gains rules. This means that the spread between fair market value on the date of exercise and the sale price is subject to a 26.375% withholding (25% income tax plus 5.5% solidarity surcharge and church tax, if any).
Withholding and Reporting
On the date of exercise, taxable salary income will be realized by the employee. On that date, Aspect Medical Services GmbH as the German employer must withhold salary taxes from the salary including the option income. The tax rate will be calculated according to the general progressive tax schedule and Sec. 39b German Income Tax Act (EStG) plus solidarity surcharge respectively. (The same mechanism applies in the unlikely event that a partial value was held realized by novation at the moment of exchange of the options).

ITALY
The following is a general summary of the material tax consequences of accepting the offer to exchange an eligible option for a new option for eligible optionholders subject to tax in Italy. This summary is based on the law in effect in Italy as of January 22, 2009. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible optionholders. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time of the new option grant, the exercise of the options acquired at the new option grant, or the new options, or the sale of shares acquired at exercise of the new options.
If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in Italy apply to your specific situation.
Tax Information
Option Exchange
You are unlikely to be subject to tax as a result of the exchange of an eligible option for a new option. We are advised that currently, there are no rulings or case law directly regarding the exchange of options.
As a general rule, for Italian income tax purposes, stock options are taxed at the time of sale, exercise or both. If the Italian tax authorities qualify the exchange as a sale, you could be taxed on the difference between the fair market value, if any, of an eligible option and the amount paid for the options, if any. Assuming that the fair market value for any unvested eligible options is zero, no Italian tax should be due on the option exchange.
The Italian tax authorities are more likely to view the option exchange as two separate transactions, i.e., first as a cancellation of the unexercised portion of the eligible options and, second as the grant of new options. In this case, you should not be subject to tax as a result of the cancellation of the eligible option (the first transaction) and of the grant of the new options, assuming that you cannot sell the new options.
Grant of New Options
As discussed above you should not be subject to tax when the new options are granted to you.
Exercise of New Options
When you exercise your new option, the difference between the fair market value of the shares on the date of exercise and the option price is considered for tax purposes as “employment income” and therefore subject to Irpef — Personal Income Tax — at progressive rates (from 23% up to 43%).
Pursuant to Art. 82 (24-ter) of Law No. 133 as of August 6, 2008, stock options are exempt from social security charges.

Sale of Shares
When the shares are sold, the difference between the sale price and the tax basis of the shares as of the exercise date (already subject to taxation as “employment income”), is qualified as “capital gain” subject to a 12.5% substitutive tax.
There are no social security consequences in this respect, given the fact the income is qualified as capital gain and not employment income.
Withholding and Reporting
Your employer is required to withhold income taxes when you exercise the new options and to pay that amount to the Italian tax authorities within the sixteenth day of the month following the month of the exercise.
Your employer is required to report the employment income resulting from the exercise of the new options on your payslip for the month of the exercise and on its annual withholding tax returns (the so-called “Mod 770”) filed with the tax authorities for the year of exercise.
You are responsible for reporting on your annual income tax return (the so-called “Mod Unico Persone Fisiche”) and paying the 12.5% substitutive tax subsequent to the sale of shares, unless the sale is executed through an Italian bank intermediary. In addition, you must declare all foreign accounts (including any financial transfers outwards or inwards Italy occurred during the tax year) exceeding a certain threshold (Euro 12,500 for 2009) on your annual income tax.

SPAIN
The following is a general summary of the material tax consequences of accepting the offer to exchange an eligible option for a new option for eligible optionholders subject to tax in Spain. This summary is based on the law in effect in Spain as of February 5, 2009. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible optionholders. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time of the new option grant, the exercise of the options acquired at the new option grant, or the new options, or the sale of shares acquired at exercise of the new options.
If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in Spain apply to your specific situation.
Tax Information
Option Exchange
Currently there are no rulings or case law regarding the exchange of options. As a general rule, provided that stock options are not transferable, the options are taxed at the moment when the employee gains economic ownership of the shares, which is here the moment of exercise, therefore we consider that it is very unlikely to be subject to tax as a result of the exchange of the options granted under its current Plans for the new option.
Grant of New Option
You will not be subject to tax when the new option is granted to you provided that the option is not transferable.
Exercise of New Option
Provided that the option is not transferable, when you exercise your new option, you will have to include in your Personal Income Tax Return, the amount of the remuneration imputed to you by your employer that will be calculated as the difference between the fair market value of the shares on the date of exercise and the amount paid by you, less the amount exempt of taxes regulated in article 42.2.a) of the Personal Income Tax Act 35/2006 provided that the new options satisfy the qualifying conditions specified in this Article. Please take into account that if your employer applies to you the exemption regulated in article 42.2.a) of the Personal Income Tax Act and you do not hold your shares during a minimum term of 3 years, you will lose this exemption and you will be obliged to submit a complementary tax return corresponding to the year in which the options were exercised.
Provided that the new options satisfy the requirements specified in article 18.2 of the Personal Income Tax Act 35/2006, the taxable income resulting of the previous paragraph could be reduced in the percentage regulated in this article . Please note that in order to apply this reduction, one of the requirements is that the stock options must be exercised after more than two years counted as from its granting, in this case, since a new option is granted no reduction would be applicable if the new options are exercised during the two years following to the exchange for the old ones.

This income will be taxed at your marginal rate.
Sale of Shares
When you sell the shares acquired at exercise of the new options, the possible profit deriving from the sale will be taxed according to the general capital gains rules. The current applicable tax rate for 2009 is a fix rate of 18%.
Withholding and Reporting
When the stock option is exercised, the employer will be obliged to make a withholding on account that it will be calculated applying a percentage over the amount of the remuneration imputed to you by your employer (The percentage is not fixed and will depend on the gross salary that you receive during the year of the exercise). You will be entitled to deduct in your personal income tax the withholding made by the employer.
Your employer is required to report the income resulting from the exercise of the new options on your payslip for the month of the exercised and on its annual declaration of salaries filed with the tax and authorities for the year of exercise.

SWITZERLAND
The following is a general summary of the material tax consequences of accepting the offer to exchange an eligible option for a new option for eligible optionholders subject to tax in Switzerland. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible optionholders. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as in effect as of January 29, 2009, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. As a result, the information contained in this summary may be out of date at the time of the new option grant, the exercise of the options acquired at the new option grant, or the new options, or the sale of shares acquired at exercise of the new options.
If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in Switzerland apply to your specific situation.
Tax Information
Option Exchange
You are unlikely to be subject to income tax as a result of the exchange of options for new options.
Grant of New Option
You will not be subject to income tax as a result of the grant of new options.
Exercise of New Options
You will be subject to income tax at exercise of the new options on the fair value of the shares, less the strike price, if any.
Wealth Tax
You are required to report the shares that you have obtained upon exercising the new options as part of your private wealth. You are subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the shares obtained upon exercise of the new options).
Sale of Shares
Where you hold the shares as private assets, the gain on the eventual sale of the shares will constitute a tax-free capital gain. Conversely, if you realize a loss on the sale of shares held as private assets, such loss is not tax-deductible. Income tax may become due if you are exceptionally considered a professional securities trader for income tax purposes. In that case, the capital gain realized on the sale of your shares is treated as taxable income from an independent business activity.
Withholding and Reporting
Except where you are exclusively subject to wage tax withholding, you must file an annual tax return for any worldwide income in the tax year, including income from exercising your options, and worldwide wealth, including the shares you obtain upon exercise of the options, at the end of the tax year (normally

December 31) based in which any income tax and wealth tax due are determined. Certain income derived from foreign sources and certain wealth that can be allocated to foreign jurisdictions are tax exempt under progression provisio pursuant to domestic tax law. If wage tax withholding was deducted from any of your income, such wage tax withholding is credited against the tax assessed by the tax inspector, considering the tax declaration made in the annual tax return.
Where you are subject to wage tax withholding, your employer will register you with the tax authorities of the canton in which your employer resides. Your employer must deduct the wage tax withholding at the applicable tax rates from your income derived upon exercise of the options and must remit the respective amounts on your behalf to the competent tax administration.
Your employer will provide you a salary statement including the income earned upon exercise of the option (and other income earned during the tax year) along with an annex thereto with the calculation, respectively the declaration of the income earned upon the exercise of the options.

THE NETHERLANDS
The following is a general summary of the material tax consequences of accepting the offer to exchange an eligible option for a new option for eligible optionholders subject to tax in the Netherlands. This summary is based on the law in effect in the Netherlands as of January 30, 2009. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible optionholders. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time of the new option grant, the exercise of the options acquired at the new option grant, or the new options, or the sale of shares acquired at exercise of the New Options.
If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in the Netherlands apply to your specific situation.
Tax Information
Option Exchange
For Dutch payroll tax purposes, the tax treatment of stock options varies depending on the moment that they became unconditionally exercisable.
(a)	Options which became unconditionally exercisable prior to 1 January 2005

Stock options which became unconditionally exercisable prior to 1 January 2005 were taxed at that moment, unless a joint election was made (no later than the moment that the options were or became unconditional) by employee and employer to defer taxation until the alienation or exercise of the options. However, no election could be made to defer taxation on the intrinsic value of the stock option at the moment of grant (if any).

If you were granted stock options that became unconditionally exercisable prior to 1 January 2005 and made the election to defer taxation until alienation or exercise, please refer to paragraph (b) below for the tax treatment of these options under the option exchange. However, please note that if payroll tax has already become due with respect to the intrinsic value of the stock option at the moment of grant, no Dutch tax should be due on exchange with respect this part of the stock option’s value.

If you were granted stock options that became unconditionally exercisable prior to 1 January 2005 and made no election to defer taxation until alienation or exercise, Dutch payroll tax became due on these stock options when they were or became unconditionally exercisable. Therefore, no Dutch payroll tax should be due on these options on exchange.

(b)	Options which became unconditionally exercisable after 1 January 2005

Stock options which became unconditionally exercisable after 1 January 2005 are taxed at alienation or exercise. Under Dutch law, the option exchange is considered an alienation of an eligible option and we are advised that you should be taxed on the fair market value of an eligible option, if any (minus the amount you paid for the options, if any). If the fair market value of the eligible options is zero, no Dutch tax should be due on exchange. We are advised that the fair market value of any unvested eligible options which you exchange for unvested new options should be zero for Dutch tax purposes.
Grant of New Options
The grant of New Options in itself is not a taxable event for Dutch payroll tax purposes.
Exercise of New Options
When you exercise your new option you will be taxed on the gain, i.e. the difference between the fair market value of the share and the exercise price upon exercise (minus the amount you paid for the options, if any). We are advised that, if you paid tax on the fair market value of an eligible option upon the option exchange, such fair market value may be considered the amount paid for the new option.
Sale of Shares
Actual benefits derived from the shares, such as capital gains pursuant to the sale of the shares, are not subject to Netherlands income tax. However, shares held by a Netherlands resident are recognized as investment assets and included as such in your net investment asset base ( rendementsgrondslag ). You will be taxed annually on a deemed income of 4% of the aggregate amount of your net investment assets for the year at an income tax rate of 30%. You should include the deemed income from the shares in your annual income tax return.
Withholding and Reporting
At the taxable moment (i.e. alienation or exercise of the option grants), your employer will withhold the Dutch payroll tax and social contributions (if any) due. The tax is withheld from your regular salary. If there is not sufficient salary to withhold the taxes due, your employer can claim payment from you in order to be able to pay the payroll tax and social contributions due. Dutch payroll tax so withheld can be credited against your Dutch income tax.
Pursuant to the sale or exercise, you should include the deemed income from the shares in your annual income tax return (please also see paragraph “Sale of shares” above).

UNITED ARAB EMIRATES (WITHIN THE DUBAI INTERNATIONAL FINANCIAL CENTRE)
The following is a general summary of the material tax consequences of accepting the offer to exchange an eligible option for a new option for eligible optionholders subject to tax in the Dubai International Financial Centre. This summary is based on the law in effect in the Dubai International Financial Centre in the United Arab Emirates as of February 3, 2009. Please note that tax laws may change and as a result, the information contained in this summary may be out of date at the time of the new option grant, the exercise of the options acquired at the new option grant, or the new options, or the sale of shares acquired at exercise of the new options.
If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in the Dubai International Financial Centre apply to your specific situation.
Tax Information
Option Exchange
There are no tax implications in the Dubai International Financial Centre.
Grant of New Options
There are no tax implications in the Dubai International Financial Centre.
Exercise of New Options
There are no tax implications in the Dubai International Financial Centre.
Sale of Shares
There are no tax implications in the Dubai International Financial Centre.
Withholding and Reporting
There are no tax implications in the Dubai International Financial Centre.

UNITED KINGDOM
The following is a general summary of the material tax consequences of accepting the offer to exchange an eligible option for a new option for eligible optionholders subject to tax in the United Kingdom. This summary is based on the law in effect in the United Kingdom as of June 5, 2009. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible optionholders. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time of the new option grant, the exercise of the options acquired at the new option grant, or the new options, or the sale of shares acquired at exercise of the new options.
If you are a citizen or resident of more than one country, are considered a resident of more than one country for local law purposes, or are not treated as resident and ordinarily resident in the United Kingdom, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in the United Kingdom apply to your specific situation.
Tax Information
Option Exchange
You are unlikely to be subject to tax as a result of the exchange of an eligible option for the new option.
Grant of New Options
You will not be subject to tax when the new option is granted to you.
Exercise of New Options
You will be subject to income tax and employee national insurance contributions, or NICs, when you exercise the new options. The taxable amount will be the difference, or spread, between the fair market value of the shares on the date of exercise and the exercise price. Tax will be due at your marginal tax rate.
Your employer will calculate the income tax and NICs due on exercise of the new options and account for these amounts to HMRC on your behalf. If, for any reason, your employer is unable to withhold the income tax due under the Pay As You Earn, or PAYE, system or by another method permitted by the applicable stock option agreement, you must reimburse your employer for the tax paid on your behalf within 90 days of the date of exercise of the new options. If you fail to do so, you will be deemed to have received a loan equal to the amount of income tax that your employer has paid on your behalf (provided you are not a director or executive officer of Aspect Medical within the meaning of Section 13(k) of the U.S. Securities Exchange Act of 1934, as amended). The loan will be immediately due and payable and will bear interest at the then-current HMRC rate.
Sale of Shares
When you sell the shares acquired at exercise of the new options, you will be subject to capital gains tax. The taxable amount will be the difference between the sale price and the fair market value of the shares on the date of exercise. However, capital gains tax is only payable to the extent your total capital gain in the tax year exceeds your annual personal exemption (£10,100 for the tax year 6 April 2009 to 5 April 2010). The current applicable tax rate is 18%.
If you own other shares of Aspect Medical which you have acquired at the exercise of other options granted under Aspect Medical’s employee equity plans or outside of such plans, you will need to take into account the new share identification rules effective 6 April 2008. You are strongly advised to seek advice from a tax professional in such situations.
Withholding and Reporting
Your employer is required to withhold income tax and employee and employer NICs, as described above. On your employer’s annual tax and share plan returns, it is also required to report to HMRC the details of the exchange, the grant of the new options, the exercise of the new options, any income related to the options and any tax withheld. You are also responsible for reporting the exercise of the new options and for reporting and paying any tax resulting from the sale of shares.

SCHEDULE B
DIRECTORS AND OFFICERS OF ASPECT MEDICAL SYSTEMS, INC.

Name (1)	Title
Nassib G. Chamoun	Chief Executive Officer and Director
J. Neal Armstrong	Vice President, Chief Financial Officer and Secretary
Margery Ahearn	Vice President of Human Resources
John Coolidge	Vice President of Operations
Marc Davidson	Vice President of Engineering
Philip H. Devlin	Vice President of Emerging Technologies and General Manager of Neuroscience
William Floyd	Executive Vice President, Worldwide Sales and Marketing
Scott Kelley, M.D.	Vice President and Medical Director
Paul J. Manberg, Ph.D.	Vice President of Clinical, Regulatory and Quality Assurance
John J. O’Connor	Chairman
J. Breckenridge Eagle	Founder Chairman
Jon C. Biro	Director
Edwin M. Kania, Jr.	Director
Melvin L. Keating	Director
James J. Mahoney, Jr.	Director
Vincent P. Scialli	Director
Donald R. Stanski, M.D.	Director

(1)	The address of each director and officer of Aspect Medical Systems, Inc. is c/o Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062.
B-1

Exhibit (a)(1)(C)
ASPECT MEDICAL SYSTEMS, INC. ELECTION FORM
The exchange offer and withdrawal rights expire at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 unless the exchange offer is extended.
INSTRUCTIONS TO ELECTION FORM
Note: Concepts and terms used in this Election Form are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [___],  2009, referred to herein as the Offer to Exchange. Please read the Offer to Exchange in its entirety.
1.	DEFINED TERMS. All terms used in this Election Form but not defined have the meaning given them in the Offer to Exchange. References in this Election Form to “Aspect,” “we,” and “us” mean Aspect Medical Systems, Inc.

2.	EXPIRATION DATE. The exchange offer and any rights to tender or to withdraw a tender of eligible options expire at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 , unless the exchange offer is extended.

3.	DELIVERY OF ELECTION FORM. If you intend to tender eligible options under the exchange offer, you must deliver and Aspect mush receive a signed copy of this Election Form before the expiration date, which is ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later expiration date as may apply if the exchange offer is extended). You must use one of the following means to deliver your signed Election Form:
By Mail or Courier
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Attention: Kelley Forrest, Sr. Director, Human Resources
Phone: (617) 559-7110
By Facsimile
Aspect Medical Systems, Inc.
Attention: Kelley Forrest, Sr. Director, Human Resources
Facsimile: (617) 344-6126
By Hand or Interoffice Mail
Attention: Kelley Forrest, Sr. Director, Human Resources
By Email (By PDF or similar imaged document file)
kforrest@aspectms.com
Your Election Form will be effective only upon receipt by us. Aspect will accept delivery of the signed Election Form only by one of the methods of delivery described above. The method of delivery is at your own option and risk. You are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form on time.
You are not required to tender your eligible options. You may not tender fewer than all of your eligible options, as defined in the Offer to Exchange. You do not need to return your stock option agreements relating to any tendered eligible options, as they will be automatically cancelled if we accept your eligible options for exchange.
4.	WITHDRAWAL OF ELECTION. Tenders of eligible options made under the exchange offer may be withdrawn at any time before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 , unless we extend the expiration date, in which case withdrawals must be received before such later expiration date.

To withdraw tendered eligible options, you must deliver and Aspect must receive a signed copy of the Notice of Withdrawal (which is attached as Exhibit (a)(1)(D) to the Offer to Exchange) no later than the expiration date. You must use one of the following methods to deliver your Notice of Withdrawal:
By Mail or Courier
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Attention: Kelley Forrest, Sr. Director, Human Resources
Phone: (617) 559-7110
By Facsimile
Aspect Medical Systems, Inc.
Attention: Kelley Forrest, Sr. Director, Human Resources
Facsimile: (617) 344-6126
By Hand or Interoffice Mail
Attention: Kelley Forrest, Sr. Director, Human Resources
By Email (By PDF or similar imaged document file)
kforrest@aspectms.com
Withdrawals may not be rescinded and any eligible options withdrawn will not be considered to be properly tendered, unless the withdrawn eligible options are properly re-tendered before the expiration date by following the procedures described in Instruction 3 above.
5.	SIGNATURES. Please sign and date this Election Form, and provide your social security number or other tax identification number. Except as described in the following sentence, this Election Form must be signed by the eligible optionholder who holds the eligible options to be tendered exactly as such eligible optionholder’s name appears on the applicable option agreement. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be provided on this Election Form.

6.	REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Any questions or requests for assistance regarding the exchange offer (including requests for additional or hard copies of the Offer to Exchange or this Election Form or the Notice of Withdrawal) should be directed to Kelley Forrest, Sr. Director, Human Resources, by email at kforrest@aspectms.com or by telephone at (617) 559-7110.

7.	IRREGULARITIES. We will determine all questions as to the number of shares subject to eligible options tendered and the validity, form, eligibility (including time of receipt) and acceptance of your tender of eligible options. Subject to any order or decision by a court or arbitrator of competent jurisdiction, or any other applicable regulatory authority, our determination of these matters will be final and binding on all parties. We may reject any tender of eligible options that we determine is not in the appropriate form or would be unlawful to accept. We may waive any defect or irregularity in your tender with respect to your eligible options tendered before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later expiration date as may apply if the exchange offer is extended). Your eligible options will not be accepted for exchange until you have cured all defects or irregularities to our satisfaction, or they have been waived by us, prior to ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later expiration date as may apply if the exchange offer is extended). Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the exchange of any eligible options.

8.	CONDITIONAL OR CONTINGENT OFFERS. Aspect will not accept any alternative, conditional or contingent tenders.

9.	IMPORTANT TAX INFORMATION. You should refer to Section 13 of the Offer to Exchange, which contains important tax information for U.S. employees. Schedule A of the Offer to Exchange contains important tax information for non-U.S. employees. We encourage all optionholders to consult with tax advisors if you have questions about your financial or tax situation.

10.	ELIGIBLE OPTION INFORMATION. If you would like to review all of the options granted to you, you may do so by visiting https://us.etrade.com/e/t/home and entering your user ID and password. Once logged in, your stock plan summary will be on the screen. To view each grant, click on the link to the ASPM Stock Plan. If you have forgotten your USER ID or Password, you must call E*Trade Customer Service at 1-800-838-0908 or 678-624-6210 to have it reset.

CONFIDENTIAL
ELECTION FORM

To:	Aspect Medical Systems, Inc. One Upland Road Norwood, Massachusetts 02062 Attn: Kelley Forrest, Sr. Director, Human Resources Facsimile: (617) 344-6126 Email: kforrest@aspectms.com
I acknowledge that:
1.	I understand that, upon acceptance by Aspect, this Election Form will constitute a binding agreement between Aspect and me;

2.	I understand that if I validly tender all of my eligible options for exchange, and such eligible options are accepted, I will receive new options that represent the right to purchase fewer shares of Aspect common stock than the eligible options tendered for exchange. The ~~ratio of shares underlying exchanged eligible options to shares underlying new options is expected to fall within a range of 3:1 to 350:1, with the majority of shares underlying exchanged options being within a range of 3:1 to 5:1, based on the relative fair value of the exchanged eligible options to the new options. The~~ number of shares represented by my new options will be determined using an exchange ratio ~~designed to result in~~that is intended to ensure that the fair value, for accounting purposes, of the new ~~options being~~option is approximately equal to the fair value of the eligible ~~options~~option tendered for exchange at the time the new ~~options are~~option is granted. The values used to determine the exchange ratios ~~used in the exchange offer~~ will be ~~calculated~~determined by an independent third party using the Black-Scholes option valuation ~~model and based upon~~. The Black-Scholes option valuation model will take into account (i) the closing price of ~~Aspect’s~~our common stock ~~as reported~~ on the Nasdaq Global Market, or Nasdaq, on the ~~day that~~expiration date of the exchange offer ~~expires;~~, (ii) the exercise price of the option, (iii) the expected volatility of our common stock over the projected life of the option, (iv) the estimated expected life of the option, (v) the risk-free interest rate over the projected life of the option, and (vi) the expected dividends on our common stock. Because the Black-Scholes valuation model takes into account the closing price of our common stock on the expiration date of the exchange offer the Black-Scholes value of the new options and eligible options as well as the exact exchange ratios will not be known until shortly after 4:00 p.m., Eastern Time, on the expiration date.

3.	I understand that the new options granted in exchange for eligible options that were fully vested and exercisable as of the day that our exchange offer expires will vest based on the vesting schedules of the exchanged options, except that the new options will vest over one year. I understand that the new options granted in exchange for eligible options that were not fully vested as of the day that the exchange offer expires will vest based on the vesting schedule of the exchanged option, except that the new option will vest over that number of months as is equal to (a) the number of months of vesting remaining under the exchanged option at the time the exchange after expires, plus (b) 12 months;

4.	I understand that new options will have a per share exercise price equal to the closing price of Aspect’s common stock as reported on Nasdaq on the date the new options are granted, which will be the same day that the exchange offer expires;

5.	I understand that each new option will expire no later than the sixth anniversary of its date of grant;

6.	I understand that new options will be nonstatutory stock options even if the eligible options were incentive stock options;

7.	I understand that new options will be granted under and subject to the provisions of Aspect’s 2001 Stock Incentive Plan, as amended, and will have substantially the same terms and conditions as the eligible options cancelled in this exchange offer, except for the number of shares represented by the new options, the exercise price, the vesting period and the expiration date. Also, the new options will be nonstatutory stock option, even if the eligible options were incentive stock options;

8.	Aspect has advised me to consult with my own advisors as to the consequences of participating or not participating in this exchange offer;

9.	To remain eligible to tender eligible options for exchange and cancellation pursuant to the exchange offer, I understand that I must remain an eligible optionholder and must not have received nor have given a notice of termination prior to the date and time that the exchange offer expires, which is scheduled to be ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009, unless the exchange offer is extended. I understand that if I die or cease providing services to Aspect prior to the expiration date of the exchange offer, Aspect will not accept my eligible options for cancellation and I or my estate or beneficiaries, as the case may be, will retain my eligible options with their current terms and conditions;

10.	I understand that if I cease providing services to Aspect before all of the shares represented by new options vest, I will forfeit any unvested portion of my new options;

11.	I understand that neither the ability to participate in the exchange offer nor actual participation in the exchange offer will be construed as a right to continued employment with Aspect or any of its subsidiaries;

12.	I understand that in accordance with Sections 6 and 14 of the Offer to Exchange, Aspect may terminate, modify or amend the exchange offer and postpone its acceptance and cancellation of any eligible options that I have tendered for exchange. In any such event, I understand that the eligible options tendered for exchange but not accepted will remain in effect with their current terms and conditions.

13.	I understand that this election is entirely voluntary, and I am aware that I may change or withdraw my decision to tender my eligible options at any time until the exchange offer expires as described in the Instructions to this Election Form. I understand that this decision to tender my eligible options will be irrevocable at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009, unless the exchange offer is extended.

14.	I sell, assign and transfer to Aspect all right, title and interest in and to all of the eligible options that I am tendering, and I agree that I shall have no further right or entitlement to purchase any shares of Aspect’s common stock under the tendered eligible options on the date Aspect accepts those eligible options for exchange and cancellation. I understand that my death or incapacity will not affect Aspect’s authority to take the actions described in the Offer to Exchange with respect to eligible options that I have tendered for exchange and that have been accepted for cancellation, and such authority will survive my death or incapacity. All of my obligations under this Election Form will be binding upon my heirs, personal representatives, successors and assigns.

15.	I agree to all of the terms and conditions of the exchange offer.

By signing below, I hereby elect to exchange ALL of the eligible options I hold.

Signature of Eligible Optionholder	Date

Name of Eligible Optionholder (please print or type)	Social Security Number or Tax I.D. Number of Eligible Optionholder
NOTE TO ELIGIBLE OPTIONHOLDERS IN COMMUNITY PROPERTY STATES
     If you are married and reside in a state the laws of which provide that a spouse has a community property interest in the eligible options, in order to elect to tender your eligible options your spouse must execute the Spousal Consent below. Under the Spousal Consent, your spouse agrees to be bound, and agrees that any such community property interest shall similarly be bound, by this Election Form. States with community property laws are Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin.
     Your failure to provide your spouse’s signature constitutes your representation and warranty to Aspect that either you are not married or your spouse has no community or other marital property rights in the eligible options or new options. You should consult your personal outside advisors if you have questions about the Spousal Consent below.

SPOUSAL CONSENT
     The undersigned spouse of the eligible optionholder who has executed this Election Form above has read and hereby approves the submission of this Election Form. The undersigned agrees to be irrevocably bound by this Election Form and further agrees that any community property interest of the undersigned will similarly be bound by this Election Form. The undersigned appoints the eligible optionholder who has executed this Election Form above as his/her attorney-in-fact with respect to any amendment or exercise of any rights under this Election Form.

Signature of Spouse	Date

Name of Spouse (please print or type)

Exhibit (a)(1)(D)
ASPECT MEDICAL SYSTEMS, INC. NOTICE OF WITHDRAWAL
The exchange offer and withdrawal rights expire at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 unless the exchange offer is extended.
INSTRUCTIONS TO NOTICE OF WITHDRAWAL
     Note: Concepts and terms used in this Notice of Withdrawal are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [___],  2009, referred to herein as the Offer to Exchange. Please read the Offer to Exchange in its entirety.
     If you previously elected to accept the offer by Aspect Medical Systems, Inc., which we refer to as Aspect, we or us, to exchange all of your outstanding eligible options for new options, subject to the terms and conditions set forth in the Offer to Exchange, and you would like to change your election and withdraw the tender of your eligible options, you must complete and sign this Notice of Withdrawal and return it to Aspect so that we receive it before the expiration date, which is ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later expiration date as may apply if the exchange offer is extended).
     Once the Notice of Withdrawal is signed and complete, please return it to Aspect by one of the following means:
By Mail or Courier
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Attention: Kelley Forrest, Sr. Director, Human Resources
Phone: (617) 559-7110
By Facsimile
Aspect Medical Systems, Inc.
Attention: Kelley Forrest, Sr. Director, Human Resources
Facsimile: (617) 344-6126
By Hand or Interoffice Mail
Attention: Kelley Forrest, Sr. Director, Human Resources
By Email (By PDF or similar imaged document file)
kforrest@aspectms.com
     The method of delivery is at your own election and risk. You are responsible for making sure that the Notice of Withdrawal is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Notice of Withdrawal on time. Your tendered eligible options will not be considered withdrawn until we receive your properly completed and signed Notice of Withdrawal. If you miss the deadline to submit the Notice of Withdrawal but remain an eligible optionholder, any previously tendered eligible options will be cancelled and exchanged pursuant to the exchange offer.
     You must sign the Notice of Withdrawal exactly as your name appears on the Election Form you previously submitted. If your signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity for you, the signer’s full title and proper evidence of the authority of that person to act in that capacity must be provided on this Notice of Withdrawal.
     If you do not receive a confirmation of receipt of your Notice of Withdrawal from us within five business days after the date your Notice of Withdrawal should have been  received by us, or if you submit your Notice of Withdrawal less than five business days before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later expiration date as may apply if the exchange offer is extended), please contact Kelley Forrest, Sr. Director, Human Resources, by phone at (617) 559-7110 or by email at kforrest@aspectms.com to confirm that we have received your Notice of Withdrawal.
YOU DO NOT NEED TO COMPLETE AND RETURN THIS NOTICE OF WITHDRAWAL UNLESS YOU WISH TO
WITHDRAW A PREVIOUS TENDER OF ELIGIBLE OPTIONS.

CONFIDENTIAL
NOTICE OF WITHDRAWAL

To:	Aspect Medical Systems, Inc. One Upland Road Norwood, Massachusetts 02062 Attn: Kelley Forrest, Sr. Director, Human Resources Facsimile: (617) 344-6126 Email: kforrest@aspectms.com
     I previously received a copy of the Offer to Exchange, dated June 8, 2009, as amended on June [___], 2009, and the Election Form. I signed and returned the Election Form, in which I elected to tender all of my eligible options. I understand that Aspect will not accept any conditional or partial returns of individual eligible options and that, if I wish to withdraw my election, I must withdraw my election as to all of my eligible options.
     I understand that, by signing this Notice of Withdrawal and delivering it to Aspect, I withdraw my acceptance of the exchange offer with respect to all of my eligible options and reject the exchange offer. By rejecting the exchange offer with respect to all of my eligible options, I understand that I will not receive new options in exchange for those eligible options and I will retain those eligible options with their existing term, exercise price, vesting schedule and other terms and conditions. I agree that Aspect has made no representations or warranties to me regarding my rejection of the exchange offer. The withdrawal of the eligible options is at my own discretion. I agree that Aspect will not be liable for any costs, taxes, losses or damages I may incur as a result of my decision to withdraw the eligible options listed above.
     I elect to withdraw all of the eligible options that I previously chose to exchange pursuant to the exchange offer and, therefore, I have completed and signed this Notice of Withdrawal exactly as my name appears on the Election Form that I previously submitted.

Signature of Eligible Optionholder	Date

Name of Eligible Optionholder (please print or type)	Social Security Number or Tax I.D. Number of Eligible Optionholder
NOTE TO ELIGIBLE OPTIONHOLDERS IN COMMUNITY PROPERTY STATES
     If you are married and reside in a state the laws of which provide that a spouse has a community property interest in the eligible options, in order to elect to withdraw those eligible options, your spouse must execute the Spousal Consent below. Under the Spousal Consent, your spouse agrees to be bound, and agrees that any such community property interest shall similarly be bound, by this Notice of Withdrawal. States with community property laws are Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin.
     Your failure to provide your spouse’s signature constitutes your representation and warranty to Aspect that either you are not married or your spouse has no community or other marital property rights in the eligible options or new options that would have been issued in exchange for those eligible options pursuant to the terms and conditions of the exchange offer. You should consult your personal outside advisors if you have questions about the Spousal Consent below.

SPOUSAL CONSENT
     The undersigned spouse of the optionholder who has executed this Notice of Withdrawal above has read and hereby approves the submission of this Notice of Withdrawal. The undersigned agrees to be irrevocably bound by this Notice of Withdrawal and further agrees that any community property interest of the undersigned will similarly be bound by this Notice of Withdrawal. The undersigned appoints the eligible optionholder who has executed this Notice of Withdrawal above as his/her attorney-in-fact with respect to any amendment or exercise of any rights under this Notice of Withdrawal.

Signature of Spouse	Date

Name of Spouse (please print or type)

Exhibit (a)(1)(E)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS PARTICIPATING
IN THE EXCHANGE OFFER CONFIRMING RECEIPT OF ELECTION FORM
Date:
To:
From: Aspect Medical Systems, Inc.
Re: Confirmation of Receipt of Election Form
This message confirms that we have received your Election Form. This confirmation should not, however, be construed to imply that the Election Form or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your eligible options for exchange. If your Election Form is properly completed and signed, and all eligibility requirements are met, we expect to accept your eligible options for exchange, subject to the terms and conditions set forth in the Offer to Exchange, promptly following the expiration of the exchange offer at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 , unless this exchange offer is extended by us.
Unless you withdraw your tendered eligible options by providing us a properly completed and signed Notice of Withdrawal before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or, if the exchange offer is extended, before the new expiration date), we will, subject to the conditions of the exchange offer, cancel all eligible options that you have properly tendered for exchange. If you do not withdraw your tendered eligible options and we accept your eligible options for exchange, promptly following the expiration of the exchange offer, we will provide you with a “confirmation letter” confirming that your eligible options have been accepted for exchange and have been cancelled. Your Election Form may be changed or revoked at any time by delivering a new properly completed and signed Election Form bearing a later date so long as we receive the documents before the expiration of the exchange offer.
You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the exchange offer, the Election Form, the Notice of Withdrawal or other documents relating to the exchange offer) to Kelley Forrest, Sr. Director, Human Resources, at Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062 or by calling (617) 559-7110 or sending an email to kforrest@aspectms.com.
Note: Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [      ], 2009, referred to herein as the Offer to Exchange. Please read the Offer to Exchange in its entirety.

Exhibit (a)(1)(F)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS
CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL
Date:
To:
From: Aspect Medical Systems, Inc.
Re: Confirmation of Receipt of Notice of Withdrawal
This message confirms that we have received your Notice of Withdrawal. This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed, this means that you have withdrawn all of your eligible options and you have revoked your prior acceptance of our exchange offer for your eligible options. You will not receive new options and you will retain your eligible options previously tendered for exchange with their existing term, exercise price, vesting schedule and other terms and conditions.
If your Notice of Withdrawal is properly completed and signed, we will accept your rejection of our exchange offer. Your eligible options will remain outstanding after this exchange offer closes. You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the Offer to Exchange, the Election Form or other documents relating to this exchange offer) to Kelley Forrest, Sr. Director, Human Resources, at Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062 or by calling (617) 559-7110 or sending an email to kforrest@aspectms.com.
Note: Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [      ], 2009, referred to herein as the Offer to Exchange. Please read Offer to Exchange in its entirety.

Exhibit (a)(1)(G)
FORM OF CONFIRMATION LETTER TO ELIGIBLE OPTIONHOLDERS
PARTICIPATING IN THE EXCHANGE OFFER
Date:
To:
From: Aspect Medical Systems
Re: Confirmation of Acceptance of Election Form
Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form and have cancelled your eligible options that you tendered for exchange. Subject to the other terms and conditions of the exchange offer, you have been granted new options for the purchase of              shares of our common stock.
Shortly, we will be sending you stock option agreements for your new options. If you are a U.S. employee, your new options will be delivered electronically and you will be notified via e-mail when they are ready for acceptance. If you are a non-U.S. employee, we will be sending you hard copies of the stock option agreements for your review and execution. If you have any questions, please send an email to Kelley Forrest, Sr. Director, Human Resources, at kforrest@aspectms.com.
Note: Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [      ], 2009, referred to herein as the Offer to Exchange. Please read the Offer to Exchange in its entirety.

Exhibit (a)(1)(H)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS
REJECTING THE ELECTION FORM UNDER THE EXCHANGE OFFER
Date:
To:
From: Aspect Medical Systems, Inc.
Re: Rejected Election Form Under Exchange Offer
Unfortunately, your Election Form regarding our exchange offer was either inaccurate, incomplete or improperly signed and was not accepted for the following reason(s):

☐	improper signature

☐	incomplete information

☐	other:

If you wish to participate in the exchange offer, please complete and execute the attached Election Form and deliver it to Aspect so that it is received before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later date as may apply if this exchange offer is extended), by one of the following means:
By Mail or Courier
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Attention: Kelley Forrest, Sr. Director, Human Resources
Phone: (617) 559-7110
By Facsimile
Aspect Medical Systems, Inc.
Attention: Kelley Forrest, Sr. Director, Human Resources
Facsimile: (617) 344-6126
By Hand or Interoffice Mail
Attention: Kelley Forrest, Sr. Director, Human Resources
By Email (By PDF or similar imaged document file)
kforrest@aspectms.com
Please ensure that you receive a confirmation of receipt from us after you submit your revised Election Form. If we do not receive a properly completed and signed Election Form from you before the expiration of the exchange offer at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (as such later expiration date as may apply if this exchange offer is extended), all eligible options currently held by you will remain outstanding according to their existing terms.
You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the Offer to Exchange, the Election Form, the Notice of Withdrawal or other documents relating to this exchange offer) to Kelley Forrest, Sr. Director, Human Resources, at Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062 or by calling (617) 559-7110 or sending an email to kforrest@aspectms.com.
Note: Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [      ], 2009, referred to herein as the Offer to Exchange. Please read the Offer to Exchange in its entirety.

Exhibit (a)(1)(I)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS REJECTING THE
NOTICE OF WITHDRAWAL UNDER THE EXCHANGE OFFER
Date:
To:
From: Aspect Medical Systems, Inc.
Re: Rejected Notice of Withdrawal Under the Exchange Offer
Unfortunately, your Notice of Withdrawal regarding our exchange offer was either inaccurate, incomplete or improperly signed and was not accepted for the following reason(s):

☐	improper signature

☐	incomplete information

☐	other:

If you wish to withdraw your previously delivered Election Form, please complete and sign the attached Notice of Withdrawal and deliver it to Aspect so that it is received before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later date as may apply if this exchange offer is extended), by one of the following means:
By Mail or Courier
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Attention: Kelley Forrest, Sr. Director, Human Resources
Phone: (617) 559-7110
By Facsimile
Aspect Medical Systems, Inc.
Attention: Kelley Forrest, Sr. Director, Human Resources
Facsimile: (617) 344-6126
By Hand or Interoffice Mail
Attention: Kelley Forrest, Sr. Director, Human Resources
By Email (By PDF or similar imaged document file)
kforrest@aspectms.com
If we do not receive a properly completed and signed Notice of Withdrawal from you before the expiration of the exchange offer at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later expiration date as may apply if this exchange offer is extended), all eligible options currently tendered by you will be cancelled for exchange. You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the exchange offer, the Election Form, the Notice of Withdrawal or other documents relating to this exchange offer) to Kelley Forrest, Sr. Director, Human Resources, at Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062 or by calling (617) 559-7110 or sending an email to kforrest@aspectms.com.
Note: Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [      ], 2009, referred to herein as the Offer to Exchange. Please read the Offer to Exchange in its entirety.

Exhibit (a)(1)(J)
FORM OF REMINDER E-MAIL TO ELIGIBLE OPTIONHOLDERS
Date:
To: Eligible Optionholders
From: Aspect Medical Systems, Inc.
Re: Reminder About our Exchange Offer
The exchange offer for all eligible options is currently open and available to all eligible optionholders. As previously communicated, the exchange offer is scheduled to close at ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 . Remember, if you wish to participate and have not done so already, you must ensure that we receive your properly completed and signed Election Form before ~~5~~11:~~00~~59 p.m., Eastern Time, on July 7, 2009 (or such later date as may apply if the exchange offer is extended). You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the exchange offer, the Election Form, the Notice of Withdrawal or other documents relating to this exchange offer) to Kelley Forrest, Sr. Director, Human Resources, at Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062 or by calling (617) 559-7110 or sending an email to kforrest@aspectms.com.
Note: Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June [      ], 2009, referred to herein as the Offer to Exchange. Please read the Offer to Exchange in its entirety.

Exhibit (a)(1)(O)
EMAIL REGARDING AMENDED
OFFER TO EXCHANGE, ELECTION FORM AND WITHDRAWAL NOTICE
To: Eligible Optionholders
Date: June [      ], 2009
Subject: Aspect Medical Systems Offer to Exchange Certain Outstanding Stock Options for New Stock Options
On June [      ], 2009, in response to comments received from the Securities and Exchange Commission, Aspect Medical Systems, Inc. amended its Offer to Exchange Certain Outstanding Stock Options for New Stock Options to, among other things:

•	clarify that we will not exclude optionholders located in jurisdictions outside of the United States;

•	provide additional disclosure regarding the exchange ratios that will be used to calculate the number of shares underlying your new options should you elect to participate in the exchange offer; and

•	extend the exchange offer from 5:00 p.m. to 11:59 p.m., Eastern Time, on July 7, 2009 to provide you with additional time, after the final exchange ratios and exercise price of new options are determined, to decide whether it is appropriate for you to participate in the exchange offer.
If you have already tendered your options for exchange, no further action is necessary to participate in the exchange offer, however, you should note that you have until 11:59 p.m. on Tuesday, July 7, 2009 to withdraw your options tendered for exchange. If you have not already tendered your options for exchange, you may take advantage of the exchange offer if you are an eligible optionholder and you hold eligible options. These terms are defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated June 8, 2009, as amended on June [      ], 2009, a copy of which is attached to this e-mail. Also attached to this e-mail are the following documents related to the exchange offer:

•	Election Form, as amended June [ ], 2009
•	Notice of Withdrawal, as amended June [ ], 2009
We are also sending this email to you to (i) provide in the table below updated examples of hypothetical exchange ratios that would be used in the exchange offer assuming various closing prices of our common stock on the expiration date of the exchange offer, and (ii) provide you with the website address on our Intranet, http://ams-intranet/default.aspx, where you will find a calculator that you can use that will allow you to calculate an example of the number of shares underlying new options that you would be eligible to receive in exchange for your eligible options if the exchange were conducted with the specified exchange ratios.
     Table of Hypothetical Exchange Ratios Based On Various Assumed Closing Prices of Our Common Stock on July 7, 2009
In the following table, we have assumed that the closing price of our common stock on Nasdaq on the expiration date of the offer will be $5.44, which is equal to the 45-day trailing average closing price of our common stock for the 45-day period prior to June 18, 2009. We have also included additional closing prices that represent both 10% ($5.98) and 20% ($6.53) upward and 10% ($4.90) and 20% ($4.35) downward declines in the assumed closing price. We have selected a volatility spread of up to 20% based upon our common stock’s average volatility over the 45-day period prior to June 18, 2009.

Exchange Ratios for Eligible Options Granted Under 1998 Plan

Exercise	Exchange	Exchange	Exchange	Exchange	Exchange
Price of	Ratio - $4.35	Ratio - $4.90	Ratio - $5.44	Ratio - $5.98	Ratio - $6.53
Eligible	Closing Stock	Closing Stock	Closing Stock	Closing Stock	Closing Stock
Option	Price	Price	Price	Price	Price
$15.000	112:1	66:1	43:1	30:1	22:1

$23.625	77:1	52:1	38:1	30:1	22:1

$24.500	93:1	62:1	45:1	33:1	26:1

$28.625	570:1	312:1	207:1	140:1	97:1

$47.875	70344:1	20000:1	7500:1	7500:1	4438:1

Exchange Ratios for Eligible Options Granted Under 2001 Plan

Exercise	Exchange	Exchange	Exchange	Exchange	Exchange
Price of	Ratio - $4.35	Ratio - $4.90	Ratio - $5.44	Ratio - $5.98	Ratio - $6.53
Eligible	Closing Stock	Closing Stock	Closing Stock	Closing Stock	Closing Stock
Option	Price	Price	Price	Price	Price
$15.230	4:1	4:1	3:1	3:1	3:1

$15.590	3:1	3:1	3:1	3:1	2:1

$15.660	4:1	4:1	4:1	4:1	3:1

$16.150	3:1	3:1	3:1	3:1	3:1

$16.980	3:1	3:1	3:1	3:1	3:1

$17.000	4:1	4:1	4:1	3:1	3:1

$17.300	4:1	4:1	4:1	4:1	4:1

$17.990	4:1	4:1	4:1	4:1	3:1

$18.200	4:1	4:1	4:1	4:1	3:1

$20.610	4:1	4:1	4:1	4:1	3:1

$26.790	5:1	4:1	4:1	4:1	3:1

$27.000	4:1	4:1	4:1	4:1	4:1

$29.250	5:1	5:1	5:1	5:1	4:1

$31.800	5:1	5:1	5:1	5:1	4:1

$32.330	5:1	5:1	5:1	5:1	5:1

$34.900	6:1	5:1	5:1	5:1	5:1

As previously disclosed, the Black-Scholes value of the new options and eligible options will be calculated as of the expiration date of the exchange offer using the closing price of our common stock on the expiration date. Therefore, the Black-Scholes value of the new options and eligible options will not be known until after 4:00 p.m., Eastern Time, on the expiration date. As the Black-Scholes value will determine the exchange ratios, the exact exchange ratios will also not be known until after 4:00 p.m., Eastern Time, on the expiration date. Therefore, we will notify you of the final exchange ratios and provide you with a calculator so that you can calculate the number of shares underlying new options that you would receive in exchange for your eligible options based on the final exchange ratios on the expiration date.

Please carefully read all of the documents included in this e-mail. In order to participate in the exchange offer, you must meet the criteria and follow the instructions as set forth in the attached documents, including returning, as indicated in the attached documents, your properly completed and signed Election Form, to Kelley Forrest, so that we receive it before 11:59 p.m., Eastern Time, on July 7, 2009 (or a later expiration date if we extend the exchange offer). The document must be delivered using one of the delivery methods outlined in the instructions to the Election Form.
If you have any questions about the exchange offer, you can contact me at:
Kelley Forrest, Sr. Director, Human Resources
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Phone: (617) 559-7110
Facsimile: (617) 344-6126
Email: kforrest@aspectms.com

Exhibit (a)(1)(P)
Aspect Medical Systems, Inc. Exchange Offer Calculator
The foregoing calculator allows you to calculate an example of the number of shares underlying new options that you would be eligible to receive in this offer for your eligible options at specified exchange ratios. To determine the numbers, you will need to input the details of your eligible options specified in the calculator, which will result in a calculation of the number of shares underlying new options.
The exchange ratios above are based on the application of the Black-Scholes value calculated using various assumed closing prices of our common stock on the expiration date of the exchange offer. The number of shares underlying new options that you will be eligible to receive in this offer for your eligible options will depend on the final exchange ratios. As the Black-Scholes value will determine the exchange ratios, the exact exchange ratios will also not be known until after 4:00 p.m., Eastern Time, on the expiration date. Therefore, we will notify you of the final exchange ratios and provide you with a calculator so that you can calculate the actual number of shares underlying new options that you would receive in exchange for your eligible options based on the final exchange ratios after 4:00 p.m., Eastern Time, on the expiration date.

Exhibit (a)(1)(Q)
FORM OF EMAIL REGARDING ACTUAL EXCHANGE RATIOS
To: Eligible Optionholders
Date: July 7, 2009
Subject: Aspect Medical Systems Offer to Exchange Certain Outstanding Stock Options for New Stock Options
          Today is the last day to elect to exchange your eligible options as part of the Aspect Medical Systems, Inc. Offer to Exchange Certain Outstanding Options for New Stock Option Grants (referred to as the “Offer to Exchange”). The Offer to Exchange will expire at 11:59 p.m., Eastern Time, today, July 7, 2009.
          If you would like to participate in this offer, you must properly complete and deliver to me an election to participate on the Election Form before 11:59 p.m., Eastern Time, today, July 7, 2009. You must use one of the following means to deliver your signed Election Form:
By Mail or Courier
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Attention: Kelley Forrest, Sr. Director, Human Resources
Phone: (617) 559-7110
By Facsimile
Aspect Medical Systems, Inc.
Attention: Kelley Forrest, Sr. Director, Human Resources
Facsimile: (617) 344-6126
By Hand or Interoffice Mail
Attention: Kelley Forrest, Sr. Director, Human Resources
By Email (By PDF or similar imaged document file)
kforrest@aspectms.com
          Only elections that are complete and actually received by the deadline will be accepted.
          If you have questions, please direct them to me by e-mail to kforrest@aspectms.com.
          We are sending this e-mail to you to notify you of the final exchange ratios and the exercise price of new options. Below is a table that you can use to calculate the number of shares that would be subject to each new option compared to the number of shares subject to your eligible options based on the final exchange ratios. Also attached is a calculator that you can use to calculate the number of new options that you would receive in exchange for your eligible options based on the final exchange ratios, which are set forth below.
Final Exchange Ratios Applicable to Eligible Options.
          Utilizing the Black-Scholes value of the new options and eligible options determined based on a per share stock price of $[      ], which was the closing price of our common stock on July 7, 2009, the final exchange ratios applicable to eligible options granted under the Aspect Medical Systems, Inc. 1998 Stock Incentive Plan, as amended and the Aspect Medical Systems, Inc. 2001 Stock Incentive Plan, as amended are as follows:
[INSERT TABLE WITH ACTUAL EXCHANGE RATIOS]